International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2026
(Unaudited)
IBRD Management's Discussion and Analysis: March 31, 2026    1

Management’s Discussion and Analysis
Tables
Figures
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
2    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section I: Overview

Section I: Overview
Introduction
International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the five institutions of the World Bank Group (WBG1). Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
IBRD's mission - as one of the WBG entities - is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation, recognized as a key driver of sustainable development. The WBG's approach to job creation is anchored in three pillars in five high-impact sectors.
The three pillars are: establishing critical infrastructure as a foundation for employment, fostering a business-enabling regulatory environment that sets clear, predictable and consistent policies and regulations, and mobilizing private capital to supplement public finance and catalyze investment at scale.
The five sectors are: infrastructure and energy, smallholder agriculture and agribusiness, health, tourism, and value-added manufacturing. To achieve these ambitions, IBRD is adapting its ways of working by deepening collaboration across the WBG, leveraging data and knowledge solutions. These efforts include maximizing impact, tailoring approaches to country-specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks through the Knowledge Bank that integrates the WBG's global public and private sector expertise.
IBRD remains committed to delivering impact at scale by proactively adapting to the evolving global landscape while leveraging its unique strengths within the WBG to create opportunities and improve living standards for millions worldwide. Ongoing geopolitical conflicts, including those in the Middle East, continue to create a challenging environment for growth and development across emerging markets and developing economies. In response, the WBG is actively engaging with governments, the private sector, development partners, and other stakeholders to address these challenges, including through targeted crisis response and emergency financing instruments where warranted.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
IBRD Management's Discussion and Analysis: March 31, 2026    3

Management’s Discussion and Analysis	Section I: Overview
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-
term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position.
It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years.
Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies. Borrowers have generally preferred loans denominated in U.S. dollars and euros.
IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are largely financed through its equity and from borrowings raised in the capital markets and from shareholders. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.
Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses
(particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly,
Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting –
Allocable Income.
Sources and Uses of Revenue
IBRD’s primary sources of revenue are from loans and investments, both net of borrowing expenses
(Figure 1). These revenues cover administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
4    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section I: Overview
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Liquid Investments
Loans
Debt
Equity
Revenue
Funding
Net Interest Revenue
Return on Investments
-
Cost of borrowings
=
Investment Revenue, net
Loan Revenue
-
Cost of borrowings
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus

Basis of Reporting
Reported Basis
IBRD’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are independently audited on an annual basis. Generally,
Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Balance Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in
Other Comprehensive Income. Hybrid capital and IBRD’s loans are reported at amortized cost in the
Balance Sheets.
The variability in IBRD’s reported net income is inherently driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios as not all financial instruments are reported on the same measurement basis. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes.
Non-GAAP Measures
Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IBRD. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP and reported in the audited financial statements.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income is a non-GAAP measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-
trading portfolios, as well as Board of Governors-approved transfers, which primarily relate to the allocation of the prior year’s net income.
IBRD Management's Discussion and Analysis: March 31, 2026    5

Management’s Discussion and Analysis	Section I: Overview
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loans and other Asset/Liability Management (ALM) portfolios) are excluded from allocable income.
For trading securities, allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
See Section III: Financial Results and Table 6, for details of the adjustments to reported net income to calculate allocable income.
Usable Equity
IBRD's Usable Equity represents the amount of equity that is available to support IBRD's lending operations.
See Section IV: Risk Management and Table 12 for the components of Usable Equity.
Equity-to-Loans Ratio
IBRD's capital adequacy model mandates that IBRD hold capital for credit risk, market risk, and operational risk covering all activities and assets on its books. The Equity-to-Loans ratio is a key indicator of IBRD's capital adequacy, representing IBRD's Usable Equity as a percentage of its total loans, guarantees and other exposures.
See Section IV: Risk Management and Table 12 for more details on the Equity-to-Loans ratio.
6    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section II: Executive Summary

Section II: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of IBRD’s financial performance for the nine months ended March 31, 2026 (FY26 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2025 (FY25). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal year ended June 30,
	2026	2025	2025
Lending Highlights (Section III)
Loans and Guarantees
Net commitments [a]	$33,050	$27,723	$40,885
Gross disbursements	18,599	22,102	30,779
Net disbursements	5,210	11,907	14,794

Income Statement (Section III)
Board of Governors-approved transfers	$(1,097)	$(815)	$(815)
Net income	1,721	1,236	2,100

Balance Sheet (Section III)
Total assets	$400,721	$390,145	$399,511
Investments-Trading [b]	95,749	100,515	102,674
Net loans outstanding	283,617	272,532	280,043
Borrowings [b]	306,860	296,327	306,161
Total equity	72,342	66,519	72,012

Non-GAAP Measures:
Allocable Income (Section III) [c]	$1,686	$1,790	$2,384
Usable Equity (Section IV)	58,568	55,595	57,878
Equity-to-Loans Ratio (Section IV)	21.4%	21.3%	21.6%

a. Commitments that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. See Notes to the Condensed Quarterly Financial Statements: Note C - Investments, Note E - Borrowings.
c. Refer to Table 6 for a reconciliation of net income to allocable income.

IBRD Management's Discussion and Analysis: March 31, 2026    7

Management’s Discussion and Analysis	Section II: Executive Summary
Summary of Financial Results
Net Income
IBRD's net income was $1,721 million for the first nine months of FY26, compared with a net income of
$1,236 million during the same period in FY25. The $485 million increase was primarily due to the increase in mark-to-market gains on trading securities of $798 million and the increase in unrealized mark-to-market gains on non-trading portfolios of $119 million. These were partially offset by the $282 million increase in Board of Governors-approved transfers and the net increase in the provision for losses on loans and other exposures by $220 million. The $1,097 million of Board of Governors-approved transfers in FY26 YTD were expensed as grants upon approval by the Board of Governors and were funded from IBRD's prior years' allocable income.
Allocable Income
Allocable income is a non-GAAP measure that IBRD uses for making net income allocation decisions.
Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-
market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition,
Board of Governors-approved transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
During FY26 YTD, allocable income was $1,686 million, a decrease of $104 million from the same period in FY25. The decrease was primarily due to the higher provision for losses on loans and other exposures, partially offset by the higher loan interest margin in FY26 YTD compared to FY25 YTD (Section III and
Section IV).
Lending Operations
IBRD’s lending operations during the first nine months of FY26 provided $33.1 billion of net commitments,
$18.6 billion of gross loan disbursements (Table 7), and $5.2 billion of net loan disbursements. Net loans outstanding were $283.6 billion as of March 31, 2026.
In billions of U.S. dollars
Disbursements YTD

Net commitments were higher by $5.3 billion compared with the same period in FY25, primarily due to the higher commitments in the South Asia region (Table 8). The regions with the largest share of commitments in the first nine months of FY26 were Latin America and the Caribbean with 32% and
Europe and Central Asia with 28%.
Other development activities - Private Capital Mobilization (PCM)
PCM commitments reflect the assessed amount of private financial resources committed alongside
IBRD’s commitments, whether through financing, guarantees or technical assistance. PCM is included in the WBG's scorecard and is in accordance with the methodology harmonized across Multilateral
Development Banks and European Development Financial Institutions. Amounts mobilized are generally not recorded as IBRD’s financial transactions. PCM was $14,059 million in FY26 YTD compared to
$5,702 million in FY25 YTD.
8    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section II: Executive Summary
Investments - Trading
IBRD’s Investments - Trading decreased by $6.9
billion, from $102.7 billion as of June 30, 2025 to
$95.7 billion as of March 31, 2026. The
decrease was consistent with net loan
disbursements and liquidity needs (Section III).
In billions of U.S. dollars
Investments - Trading
Borrowings
Borrowings reported at fair value: As of
March 31, 2026, the borrowings reported at fair
value were $306.2 billion, $0.5 billion higher
than June 30, 2025. The increase was mainly
due to net new debt issuances that financed the
growing development and lending operations,
and satisfied liquidity requirements.
Borrowings reported at amortized cost: As of
March 31, 2026, the borrowings reported at
amortized cost were $664 million, compared to
$482 million as of June 30, 2025, all related to
IBRD's issuances of hybrid capital (Section III
and Section IV).
In billions of U.S. dollars
Borrowings
Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 21.6%
as of June 30, 2025 to 21.4% as of March 31,
2026, primarily due to the increase in loan
exposures outpacing the increase in usable
equity (Section IV) and remained above the
policy minimum of 18%. In line with IBRD's
currency management approach, exchange rate
movements during the period did not have an
impact on IBRD's Equity-to-Loans ratio.
The subscription periods for the 2018 General
and Selective Capital Increases (GCI and SCI)
ended on October 1, 2025. On January 8, 2026,
the Board of Governors approved the
reallocation of unsubscribed shares from the
capital increases to member countries that did
not complete their subscription, providing an
option to subscribe by April 16, 2026. Of the
$7.5 billion expected from members as part of
the paid-in portion of subscribed capital,
cumulative subscription payments received
totaled $7.0 billion as of March 31, 2026 and
$7.2 billion as of April 16, 2026.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 22
Jun 23
Jun 24
Jun 25
Equity-to-Loans Ratio
Policy Minimum

IBRD Management's Discussion and Analysis: March 31, 2026    9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Portfolio Performance and Financial Results
The following table shows IBRD’s Condensed Balance Sheets as of March 31, 2026 and June 30, 2025
and the key factors driving these financial results.
Table 2: Condensed Balance Sheets

In millions of U.S. dollars
As of	March 31, 2026	June 30, 2025	Decrease	Increase
Investments and due from banks	$96,328	$103,173
Net loans outstanding [a]	283,617	280,043
Derivative assets, net	408	666
Other assets	20,368	15,629
Total Assets	$400,721	$399,511
Borrowings	306,860	306,161
Derivative liabilities, net	10,984	12,454
Other liabilities	10,535	8,884
Total equity	72,342	72,012
Total Liabilities and Equity	$400,721	$399,511

a. The fair value of IBRD’s loans was $282,466 million as of March 31, 2026 ($278,883 million – June 30, 2025).
The main drivers of the change in the Balance Sheet items are below:
•Decrease in investments and due from banks consistent with net loan disbursements and liquidity needs;
•Increase in net loans outstanding was primarily from net loan disbursements of $5.2 billion, partially offset by translation adjustment losses during FY26 YTD;
•Increase in other assets was primarily due to the purchase of assets at amortized cost associated with forward contracts;
•Increase in borrowings was primarily due to net new issuances;
•Decrease in derivative liabilities, net was primarily due to the translation adjustment gains on investment-related derivatives;
•Increase in other liabilities was mainly due to investment securities purchased that have not settled as of March 31, 2026; and
•Increase in total equity was primarily due to the net income and paid-in capital subscriptions received during the period, partially offset by the decrease in accumulated other comprehensive income (AOCI) driven by the lower Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities due to changes in IBRD's own credit during FY26 YTD.
10    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Net Income
IBRD’s net income was $1,721 million in FY26 YTD compared with net income of $1,236 million in FY25
YTD. The increase was primarily due to $798 million higher mark-to-market gains on trading securities, net and $119 million higher unrealized mark-to-market gains on non-trading portfolios. This was partially offset by the $282 million increase in Board of Governors-approved transfers and the increase in the provision for losses on loans and other exposures by $220 million.
Table 3: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the nine months ended March 31,	2026	2025	Decrease	Increase
Interest revenue
Loans, net (Table 20)	$10,485	11,678
Other asset / liability management derivatives, net	(645)	(1,031)
Investments-Trading, net (Table 20)	2,903	3,338
Other, net	1	1
Borrowing expenses, net (Table 20)	(10,117)	(11,337)
Interest revenue, net of borrowing expenses (Table 21)	$2,627	$2,649

Provision for losses on loans and other exposures	(232)	(12)
Non-interest revenue
Revenue from externally funded activities (Table 9)	655	631
Commitment charges (Table 5)	98	116
Other, net (Table 5)	91	169

Non-interest expenses
Administrative [a] (Table 9)	(1,760)	(1,732)
Contributions to special programs (Table 9)	(16)	(17)
Other, net [b]	177	109

Board of Governors-approved transfers	(1,097)	(815)
Currency remeasurement gains (losses), net	63	(60)
Mark-to-market gains (losses) on trading securities, net	731	(67)
Unrealized mark-to-market gains on non-trading portfolios, net (Table 10)	384	265
Net Income	$1,721	$1,236

a. Includes pension service cost of $182 million for the nine months ended March 31, 2026 ($213 million – nine months ended March 31, 2025). See Table 9.
b. Includes income from net pension cost, other than service cost, of $203 million for the nine months ended March 31, 2026 ($129 million – nine months ended March 31, 2025). See Table 9.
Table 4 below provides an interest rate and volume analysis of IBRD's interest revenue and borrowing expenses. The variance reflects the year-over-year change in interest income on loans, investments-
trading, and borrowing expenses between FY25 YTD and FY26 YTD.
Table 4: Rate and Volume Analysis of Changes in Interest Revenue and Borrowing Expenses
In millions of U.S. dollars

For the nine months ended March 31,	2026 versus 2025
		Variance due to changes in
	Total Variance	Volume	Rate
Increase (decrease) in Interest revenue related to:
Loans	$(1,193)	$979	$(2,172)
Investments-Trading	(435)	546	(981)

Decrease (increase) in Interest expense related to:
Borrowings	$1,220	$(1,243)	$2,463

IBRD Management's Discussion and Analysis: March 31, 2026    11

Management’s Discussion and Analysis	Section III: Financial Results
As illustrated in Figure 1, investments are funded by borrowings, and loans are funded by borrowings and equity. Under IBRD’s pricing policy, the lending rates for IBRD’s loans are based on the underlying cost of the borrowings funding these loans, therefore, interest revenue, net of borrowing expenses provides an overall view of IBRD’s net income generation. Table 5 below shows revenue on interest earning assets net of interest expenses from borrowings funding these assets and the other components of allocable income.
Table 5: Statement of Allocable Income (non-GAAP Measures)

In millions of U.S. dollars			Impact on income
For the nine months ended March 31,	2026	2025	Decrease	Increase
Revenue on interest earning assets
Loan interest margin [a]	$1,874	$1,719
Loan interest revenue from loans funded by equity	1,632	1,916
Loan interest revenue, net of borrowing expenses (Table 20)	$3,506	$3,635
Other asset / liability management (ALM) derivatives, net (Table 3)	(645)	(1,031)
Investment revenue, net of borrowing expenses (Table 20)	50	44
Total revenue on interest earning assets, net (Table 21)	$2,911	$2,648

Provision for losses on loans and other exposures (Table 3)	(232)	(12)
Net non-interest expenses (Table 9)	(1,156)	(1,111)
Commitment charges (Table 3)	98	116
Non-interest revenue - Other, net (Table 3)	91	169
Non-interest expenses - Other	(26)	(20)
Allocable Income	$1,686	$1,790

a. Represents the margin between loan interest revenue and associated debt cost.
See Section VI: Reconciliations of Components of Allocable Income and Table 6 below for a reconciliation of net income (Table 3) to allocable income (Table 5).
Table 6: Reconciliation of Net Income to Allocable Income

In millions of U.S. dollars
For the nine months ended March 31,	2026	2025
Net Income (Table 3)	$1,721	$1,236
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved transfers (Table 3)	1,097	815
Currency remeasurement (gains) losses, net [a] (Table 3)	(63)	60
Unrealized mark-to-market (gains) losses on non-trading portfolios, net [b]	(383)	(263)
Pension adjustment	(238)	(124)
Income from Post Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF) investment holdings	(88)	(63)
Mark-to-market (gains) losses on certain forward contracts related to assets held at amortized cost [c]	(344)	145
EFO, RAMP, LPF1, and GFPP [d]	(16)	(16)
Allocable Income (Table 5)	$1,686	$1,790

a. Currency remeasurements relating to assets and liabilities denominated in non-functional currencies.
b. Adjusted to exclude amounts reclassified to realized gains/losses—$1 million gains for the nine months ended March 31, 2026 ($2 million gains for the nine months ended March 31, 2025).
c. This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the
Mark-to-market losses on trading securities, net line of the Condensed Statements of Income.

d. Includes Externally Financed Outputs (EFO) income subject to contractual donor restrictions and transferred to Restricted
Retained Earnings; Reserve Advisory and Management Partnership (RAMP)-related revenue and expenses excluded under a
Board-approved framework to ensure use solely for program delivery; and unrealized mark-to-market gains on IBRD Surplus-
Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) investments, representing funds restricted for the specified uses, if any.

12    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Results from Lending Activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of loans funded by equity (Figure 1) is sensitive to changes in short-term interest rates.
Figure 2: Loan Interest Revenue and Borrowing
Expenses (Including Related Derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Borrowing expenses funding loans (including related derivatives)
15,000
12,000
9,000
6,000
3,000
0
FY22
FY23
FY24
FY25
FY26

Figure 3: Loan Interest Revenue, Net of
Borrowing Expenses
In millions of U.S. dollars, YTD

Loan interest revenue, net of borrowing expenses a
Loan interest revenue, net of borrowing expenses a and Other ALM derivatives, combined
4,000
3,000
2,000
1,000
0
FY22
FY23
FY24
FY25
FY26

a.Includes related derivatives.
For the first nine months of FY26, IBRD’s loan interest revenue, net of borrowing expenses was $3,506 million, a decrease of $129 million compared with the same period in FY25 (Figure 3), due to the decrease in average relevant interest rates. This was partially offset by the higher average loan balance during the period (Table 4). Other ALM derivatives moderate the impact of interest rate changes on the loans that are funded by equity and sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the decrease in loan interest revenue, net of borrowing expenses of
$129 million (Table 5) and the decrease in interest expense from Other ALM derivatives, net of $386 million (Table 5) from FY25 YTD to FY26 YTD, resulted in an overall increase in net loan interest revenue of $257 million.
Provision for losses on loans and other exposures
IBRD recorded a provision for losses on loans and other exposures of $232 million in FY26 YTD compared to $12 million in FY25 YTD. As the majority of IBRD’s loans carry variable interest rates, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Condensed Statements of Income. Accordingly, the higher provision was primarily driven by the higher loss given default (severity) in FY26 YTD due to the increase in relevant implied forward interest rates in FY26 YTD as compared to a decrease in FY25 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest.
IBRD Management's Discussion and Analysis: March 31, 2026    13

Management’s Discussion and Analysis	Section III: Financial Results
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

300
280
260
240
280.0
18.6
(13.4)
(0.1)
(1.5)
283.6
Net Loans outstanding as of June 30, 2025
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of March 31, 2026

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
As of March 31, 2026, 79% of IBRD’s total loans outstanding, after derivatives, were denominated in U.S.
dollars, and 20% were denominated in euro. For the regional presentation of loans outstanding, see
Notes to Condensed Quarterly Financial Statements, Note D - Loans and other exposures, Table D5.
Gross disbursements were $18.6 billion in FY26 YTD, a $3.5 billion decrease compared with the same period in FY25, primarily due to the lower disbursements in the Europe and Central Asia region (Table 7).

Table 7: Gross Disbursements by Region
In millions of U.S. dollars
For the nine months ended March 31,	2026	% of total	2025	% of total	Variance
Eastern and Southern Africa	$1,699	9%	$772	4%	$927
Western and Central Africa	188	1	845	4	(657)
East Asia and Pacific	3,904	21	2,870	13	1,034
Europe and Central Asia	3,657	20	6,927	31	(3,270)
Latin America and the Caribbean	5,948	32	5,480	25	468
Middle East, North Africa, Afghanistan and Pakistan [a]	1,885	10	2,304	10	(419)
South Asia [a]	1,318	7	2,904	13	(1,586)
Total	$18,599	100%	$22,102	100%	$(3,503)

a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as
defined by the United Nations.
14    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Net commitments were $33.1 billion in FY26 YTD, a $5.3 billion increase compared with the same period in FY25 (Table 8).

Table 8: Net Commitments by Region
In millions of U.S. dollars
For the nine months ended March 31,	2026	% of total	2025	% of total	Variance
Eastern and Southern Africa	$3,162	9%	$1,304	5%	$1,858
Western and Central Africa	610	2	744	3	(134)
East Asia and Pacific	3,714	11	3,580	13	134
Europe and Central Asia	9,281	28	8,897	32	384
Latin America and the Caribbean	10,542	32	8,556	31	1,986
Middle East, North Africa, Afghanistan and Pakistan [a]	1,267	4	2,868	10	(1,601)
South Asia [a]	4,474	14	1,774	6	2,700
Total	$33,050	100%	$27,723	100%	$5,327

a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

Climate Resilient Debt Clause (CRDC)
IBRD offers CRDCs for eligible new and existing loans (with a minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal and/or interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan and does not extend the final maturity date.
IBRD's loans outstanding as of March 31, 2026 for the 24 countries (including Blend countries) that are eligible for CRDCs was $6.1 billion, representing 2% of the total loans outstanding.
Results from Investing Activities
Net Investment Revenue
IBRD’s net investment revenue represents investment revenue, net of borrowing expenses (Table 5). Net investment revenue was $50 million for the nine months ended March 31, 2026, $6 million higher in FY26
YTD compared to FY25 YTD. The increase was primarily driven by the higher mark-to-market gains during the period.
Investments - Trading
IBRD’s investments - trading was $95.7 billion as of March 31, 2026 ($102.7 billion as of June 30, 2025).
See Figure 7 below and Note C: Investments in the Notes to Condensed Quarterly Financial Statements.
The decrease in the investments - trading was consistent with net loan disbursements and liquidity needs.
IBRD Management's Discussion and Analysis: March 31, 2026    15

Management’s Discussion and Analysis	Section III: Financial Results
Figure 6: Net Investment Revenue
In millions of U.S. dollars, YTD
Figure 7: Investments - Trading
In billions of U.S. dollars

Government, agency and corporate obligations
Time deposits
Other investments
120
90
60
30
0
3.6
39.5
38.7
3.3
36.8
39.0
4.4
46.0
32.4
6.2
52.3
44.2
6.4
51.0
38.3
Jun 22
Jun 23
Jun 24
Jun 25
Mar 26

Results from Borrowing Activities
As of March 31, 2026, total borrowings outstanding were $306.9 billion, a $0.7 billion increase compared with June 30, 2025 (Notes to Condensed Quarterly Financial Statements, Note E - Borrowings). The
increase was primarily due to $2.8 billion debt issuances, net of maturities during the period. New issuances of medium-and long-term debt of $33.7 billion during the first nine months of FY26 were highly diversified by investor profile and location, with an average maturity of 5.8 years. The funds raised financed development lending operations and satisfied liquidity requirements.
Figure 8: Borrowings (Original Maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
350
280
210
140
70
0
15.1
10.1
9.0
13.0
13.9
220.1
227.2
252.8
293.2
293.0
Jun 22
Jun 23
Jun 24
Jun 25
Mar 26

Net Non-Interest Expenses
As shown in Table 9, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
16    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Figure 9: Net Non-Interest Expenses
In millions of U.S. dollars, YTD
The decrease in net non-interest expenses from FY25 YTD to FY26 YTD was primarily due to the decrease in the net pension and post retirement benefit costs due to the higher amortization of unrecognized actuarial gains during FY26 YTD compared to FY25 YTD. This is attributable to changes in the actuarial assumptions and the higher-than-expected returns on plan assets in FY25. On a non-GAAP basis, the increase in net non-interest expenses was primarily driven by higher staff costs (Table 9).

Table 9: Net Non-Interest Expenses
In millions of U.S. dollars
For the nine months ended March 31,	2026	2025	Variance
Administrative expenses
Staff costs	$945	$901	$44
Travel	102	107	(5)
Consultant fees and contractual services	315	323	(8)
Pension service cost [a]	182	213	(31)
Communications and technology	57	72	(15)
Premises and equipment	120	89	31
Other expenses	39	27	12
Total administrative expenses [b] (Table 3)	$1,760	$1,732	$28
Contributions to special programs	16	17	(1)
Revenue from externally funded activities:
Reimbursable revenue – Bank-executed activities for trust funds (BETF)	(416)	(402)	(14)
Other revenue	(239)	(229)	(10)
Total Revenue from externally funded activities	$(655)	$(631)	$(24)
Net non-interest expenses	1,121	1,118	3
Add: Inclusion of Net pension cost, other than service cost [c] (Table 3)	(203)	(129)	(74)
Net non-interest expenses	$918	$989	$(71)
Adjustments to arrive at net non-interest expenses - non-GAAP measure
Less: Exclusion of Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [d]	238	122	116
Net non-interest expenses - non-GAAP measure (Table 5)	$1,156	$1,111	$45

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the period. See Notes to Condensed Quarterly Financial Statements, Note K - Pension and Other Postretirement Benefits.

b. Includes expenses related to BETF of $416 million for FY26 YTD and $402 million for FY25 YTD.
c. Amount is included in Other Non-interest expenses, net in the Condensed Statements of Income (Table 3).
d. Components of this adjustment are included in Table 6.
IBRD Management's Discussion and Analysis: March 31, 2026    17

Management’s Discussion and Analysis	Section III: Financial Results
Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
For the first nine months of FY26, net unrealized mark-to-market gains were $384 million ($265 million net unrealized mark-to-market gains for same period in FY25) (Table 3). The gains in FY26 YTD were mainly driven by the unrealized mark-to-market gains on loan-related derivatives, primarily due to the increase in relevant interest rates.

Table 10: Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
In millions of U.S. dollars
For the nine months ended March 31,	2026	2025	Variance
Loan-related derivatives	$506	$(928)	$1,434
Other ALM derivatives, net	(119)	1,280	(1,399)
Borrowings, including derivatives	9	(119)	128
Client operations and other derivatives, net	(12)	32	(44)
Unrealized mark-to-market gains on non-trading portfolios - Reported basis (Table 3)	$384	$265	$119

Loan Portfolio
Loans outstanding are reported at amortized cost on the Balance Sheets and therefore the mark-to-
market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to the change in interest rates. The unrealized mark-to-market gains on loan related derivatives in the first nine months of FY26, as compared to unrealized mark-to-
market losses during the same period in FY25, were mainly due to the increase in relevant interest rates in FY26 YTD compared to a decrease in relevant interest rates in FY25 YTD. See Section IV: Risk
Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first nine months of FY26,
IBRD recorded unrealized mark-to-market losses of $119 million, compared to gains of $1,280 million in
FY25 YTD on this portfolio. The unrealized mark-to-market losses were due to the increase in relevant interest rate for the nine months ended March 31, 2026, compared to the decrease in relevant interest rate in FY25 YTD. The duration of this portfolio was 4.6 years, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the balance sheet. IBRD recorded $9 million of net unrealized mark-to-
market gains on borrowings reported at fair value and associated derivatives, mainly driven by the increase in relevant interest rates as of March 31, 2026, compared to June 30, 2025. The unrealized mark-to-market gains of $2,114 million on borrowings at fair value were largely offset by the unrealized mark-to-market losses of $2,105 million on the bond-related derivatives. The unrealized mark-to-market gains on IBRD’s borrowings at fair value exclude changes in IBRD’s own credit, referred to as the DVA on
Fair Value Option elected liabilities, which is recorded in AOCI. For the first nine months of FY26, the DVA was $1,311 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD’s credit spreads relative to the applicable reference rate during the period, compared to unrealized mark-to-
market gains of $1,294 million due to the widening of IBRD's credit spreads in FY25 YTD. As of March 31,
2026, IBRD’s Condensed Balance Sheets included a cumulative DVA of $353 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note J - Fair Value
Disclosures).
18    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Board of Governors-approved Transfers and Allocations
During the first nine months of FY26, the Board of Governors approved the following transfers and allocations as shown below:
Table 11: Board of Governors-approved Transfers and Allocations
In millions of U.S. dollars

Date of approval	Amount ($ in million)		Retained Earnings Source	Beneficiary
Board of Governors-approved Transfers Reported in the Condensed Statements of Income:
September 8, 2025	$300	[a]	Surplus	Trust Fund for Gaza and West Bank
September 8, 2025	782	[a]	FY25 allocable income	IDA
Various	15	[b]	Other Reserves	IBRD Surplus-Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) [c]
Total	$1,097

Board of Governors-approved Allocations Reported as Transfers Within Retained Earnings:
September 8, 2025	$20		Surplus	LPF1
September 8, 2025	100		Surplus	GFPP
Total	$120

a. These transfers are unconditional and expensed upon approval.
b. These amounts were previously approved by the Board of Governors and are expensed when the conditions are met. For the nine months ended March 31, 2026, grants expensed by the LPF1 were $13 million, and grants expensed by the GFPP were $2 million.

c. The GFPP provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years.
IBRD Management's Discussion and Analysis: March 31, 2026    19

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit
Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and World Bank Group Chief Risk Officer (CRO) oversees financial, operational, and
Environmental & Social (E&S) risks. These include: (i) Country credit risks associated with the WBG’s sovereign-lending activities; (ii) Market and counterparty risks, encompassing liquidity, market and model risks; (iii) Operational risks, related to people, process, and systems, or from external events; and (iv)
E&S risks associated with projects, which are managed through a dedicated second line of defense to ensure sustainability, accountability, and alignment with WBG standards. The new integrated WBG E&S structure became effective in January 2026, and the CRO now oversees a global WBG E&S risk department.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in
IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services
(OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.
For a detailed discussion of risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2025, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
20    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks.
IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that
IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 12, IBRD’s Equity-to-Loans ratio decreased from 21.6% as of June 30, 2025 to 21.4%
as of March 31, 2026, primarily due to the increase in total loan exposure exceeding the increase in usable equity, and remained above the policy minimum of 18%. The higher usable equity reflects the increase in usable paid-in capital and the release of PCRF assets. The PCRF was established by the
Board to stabilize contributions to the pension and post-retirement benefits plans. In February 2026,
IBRD’s Board approved a release of PCRF assets to be used for general purposes. As a result, $225 million was transferred from the Pension Reserve to the General Reserve. For IDA's share of the PCRF investments, IBRD's payable to IDA was reduced. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.
In October 2024, the Board approved Enhanced Callable Capital (ECC), another shareholder support instrument to expand IBRD's financing capacity. Shareholders can convert a portion of their existing callable capital to the enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD. In January 2026, IBRD signed an agreement with one member country converting $50 million of the member country’s existing callable capital to ECC terms. This agreement became effective in January 2026. The ECC has no impact on the total equity until the call is made, but is part of usable equity that is available to support IBRD's lending operations.
For capital adequacy purposes, hybrid capital is a component of usable equity in the Equity-to-Loans ratio
(Table 12) in accordance with IBRD's financial policies. As of March 31, 2026, IBRD has signed bi-lateral agreements for hybrid capital with 11 member countries for a total notional value of $989 million, out of which, $664 million has been settled and reported in the balance sheet.
Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD.
On IBRD's Balance Sheet, effective portfolio guarantees are recorded in Other assets measured based on the expected credit losses on the underlying portfolio. As of March 31, 2026, portfolio guarantee agreements with 2 member countries of $1.1 billion notional were effective. For capital adequacy measures, effective portfolio guarantees are treated as reductions to loan exposures in the Equity-to-
Loans ratio to capture their first-loss and portfolio-wide loss-absorption features.
IBRD Management's Discussion and Analysis: March 31, 2026    21

Management’s Discussion and Analysis	Section IV: Risk Management

Table 12: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	March 31, 2026	June 30, 2025	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital (Table 13)	$22,367	$21,919	$448	$586	$(138)
Special reserve	293	293	—	—	—
General reserve [a]	35,465	35,240	225	225	—
Cumulative translation adjustment [b]	(480)	(224)	(256)	—	(256)
Hybrid capital	664	482	182	185	(3)
Other adjustments [c]	259	168	91	38	53
Equity (usable equity)	$58,568	$57,878	$690	$1,034	$(344)

Loan exposures	$286,806	$283,090	$3,716	$5,225	$(1,509)
Adjustments for third-party guarantees received	(13,761)	(13,620)	(141)	(157)	16
Adjustment for portfolio guarantees received [d]	(4,280)	(4,280)	—	—	—
Present value of guarantees provided	5,275	3,818	1,457	1,511	(54)
Effective but undisbursed DDOs	2,580	2,105	475	489	(14)
Relevant accumulated provisions, net	(2,974)	(2,813)	(161)	(183)	22
Deferred loan income	(704)	(681)	(23)	(29)	6
Other exposures	268	366	(98)	(98)	—
Loans (total exposure)	$273,210	$267,985	$5,225	$6,758	$(1,533)

Equity-to-Loans Ratio	21.4%	21.6%

a. June 30, 2025 amount includes the transfer to the General Reserve from FY25 net income, which was approved by the Board on August 7, 2025. The March 31, 2026 amount includes the transfer of $225 million from the Pension Reserve related to the release of PCRF assets.

b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative remeasurement gains on non-functional currencies of $269 million ($216 million gains as of June 30, 2025), and an adjustment of $38 million related to ECC (Nil—as of June 30, 2025).

d. The adjustment for portfolio guarantees received is management’s estimate of the benefit of the Portfolio Guarantee Platform
(PGP), which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.

Table 13: Usable Paid-In Capital
In millions of U.S. dollars
As of	March 31, 2026	June 30, 2025	Variance
Paid-in Capital	$23,488	$22,911	$577
Deferred amounts to maintain value of currency holdings [a]	(619)	(298)	(321)
Adjustments for unreleased NCPIC:
Restricted cash	(50)	(61)	11
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(230)	(313)	83
Receivable amounts to maintain value of currency holdings	(229)	(325)	96
MOV payable	7	5	2
Total Adjustments for unreleased NCPIC	(502)	(694)	192
Usable paid-in capital	$22,367	$21,919	$448

a. The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
22    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
The subscription period for the 2018 GCI and SCI ended on October 1, 2025. On January 8, 2026, the
Board of Governors approved the reallocation of unsubscribed shares from the capital increases to member countries that did not complete their subscription, providing an option to subscribe by April 16,
2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.0 billion as of March 31, 2026, and $7.2 billion as of
April 16, 2026.
In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition,
IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of March 31, 2026
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of March 31, 2026, IBRD's loans outstanding to Ukraine were $16.8 billion and guarantees provided to
Ukraine were $0.4 billion. Guarantees and other credit enhancements received from third parties for the benefit of Ukraine were $11.5 billion, bringing IBRD's net exposure to Ukraine to $5.7 billion.
Credit enhancement arrangements
As of March 31, 2026, IBRD had $11.6 billion of outstanding loans under which bi-lateral guarantees were received from member countries or other Multilateral Development Banks ($11.3 billion as of June 30,
2025).
In addition, as of March 31, 2026, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 member countries under its Portfolio Guarantee Platform ($1.1 billion from 2 member countries as of June 30, 2025).
IBRD Management's Discussion and Analysis: March 31, 2026    23

Management’s Discussion and Analysis	Section IV: Risk Management
The bi-lateral guarantees and guarantees under the PGP serve as credit enhancements and reduce
IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the associated risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the PGP), are recorded as a recoverable asset and included in Other assets on the
Balance Sheet (see Notes to the Financial Statements, Note D - Loans and Other Exposures).
IBRD has also received other forms of credit enhancements for loans outstanding totaling $2.4 billion as of March 31, 2026 ($2.5 billion as of June 30, 2025) that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.

Table 14: Credit Enhancements Received
In millions of U.S. dollars
As of	March 31, 2026	June 30, 2025
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	$157	$185
Egypt, Arab Republic of	133	138
Indonesia	337	350
Iraq	307	324
Jordan	325	333
Morocco	104	123
Philippines	183	200
Ukraine	10,008	9,685
Total Outstanding	$11,554	$11,338

Portfolio Guarantees Received	1,070	1,070

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	930	1,000
Ukraine	1,500	1,500
Total Outstanding	$2,430	$2,500

Total Guarantees and Credit Enhancements Received	$15,054	$14,908

Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 57%
of IBRD’s total exposure as of March 31, 2026.
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable
Access Limit (EAL) or the Single Borrower Limit (SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the
Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY26 SBL is
$31.7 billion for highly creditworthy countries below the GDI, and $22.6 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of March 31, 2026, IBRD’s accumulated provision for losses on loans and other exposures was $3.2 billion (including $543 million of accumulated provision related to loan commitments, see Notes to
Condensed Quarterly Financial Statements - Note D - Loans and Other Exposures), which was less than
24    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
1% of the underlying exposures ($3.0 billion as of June 30, 2025, less than 1% of the underlying exposures).
As of March 31, 2026, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to
Zimbabwe and Belarus. During the first nine months of FY26, IBRD received payments of $1 million from borrowers in nonaccrual status towards overdue principal ($1 million in FY25 YTD) and nil towards overdue interest (nil in FY25 YTD). Accordingly, no interest income was recognized in the Condensed
Statements of Income for FY26 YTD or FY25 YTD. See Notes to Condensed Quarterly Financial
Statements, Note D - Loans and Other Exposures.
No loans in nonaccrual status to any borrowing country were restored to accrual status during the first nine months of FY26.
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities.
The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies and asset-backed securities, corporates, and time deposits).
As shown in Table 15, 71% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 15: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of March 31, 2026
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$3,988	$13,175	$—	$17,163	18%
AA	8,194	41,023	111	49,328	53
A	5,394	20,972	140	26,506	29
BBB or lower/unrated	5	42	1	48	*
Total	$17,581	$75,212	$252	$93,045	100%

	As of June 30, 2025
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,334	$12,252	$—	$20,586	21%
AA	6,499	49,688	114	56,301	56
A	7,524	15,541	146	23,211	23
BBB or lower/unrated	3	42	—	45	*
Total	$22,360	$77,523	$260	$100,143	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
IBRD Management's Discussion and Analysis: March 31, 2026    25

Management’s Discussion and Analysis	Section IV: Risk Management
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-
intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (Table 16).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm),
under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2026, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 16: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of March 31, 2026
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$5,087	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	1,543	—
			$6,630	$—

Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed
Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s
MD&A as of June 30, 2025) and a consultative loss limit.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
The sensitivity of IBRD's portfolios to changes in credit spreads is shown in Table 17, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.
26    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section IV: Risk Management

Table 17: Effect of Credit on IBRD Portfolios
In millions of U.S. dollars
As of March 31, 2026	Credit Effect on Portfolio Value [a]
Borrowings	$124
Loans [b]	(8)
Investments [c]	(3)
Total gains	$113

a. Excludes Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) on derivatives.
b. If loans were measured at fair value
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
•Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is managed through derivatives. As noted earlier, IBRD intends to maintain its positions in these portfolios until maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-
market gains and losses on these portfolios, associated with the sensitivity to interest rates, are therefore not expected to be realized.
•Other ALM: IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. Other ALM is classified as a non-trading portfolio and these derivatives are recorded at fair value.
•Investment Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.
The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in
Table 18 below where the amount represents the change in fair value corresponding to a one basis point parallel upward shift in interest rates as of March 31, 2026.

Table 18: Effect of Interest Rates on IBRD Portfolios
In millions of U.S. dollars
As of March 31, 2026	Net Interest Rates Effect on Portfolio Value [a]
Borrowing portfolio	$(1)
Loan portfolio [b]	2
Other ALM	(26)
Investment portfolio [c]	(1)
Total losses	$(26)

a. After the effects of derivatives
b. If loans were measured at fair value.
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Figure 11 depicts the effect of derivatives on the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It indicates the extent to which each portfolio is economically hedged. For example,
IBRD Management's Discussion and Analysis: March 31, 2026    27

Management’s Discussion and Analysis	Section IV: Risk Management
for the borrowing portfolio, a one basis point increase in interest rates would result in $116 million of unrealized mark-to-market gains on bonds, which would be offset by $117 million of unrealized mark-to-
market losses on swaps. Loan sensitivities are illustrative as loans are reported at amortized cost on the
Balance Sheets.
Figure 11: Sensitivity to Interest Rates
(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)
In millions of U.S. dollars
As of March 31, 2026
Borrowing PortfolioLoan PortfolioOther ALMInvestment Portfolio
Swaps
Bonds
Loans
Swaps
Swaps
Investments
Swaps
Fixed Spread Loan Refinancing Risk
While IBRD's loans on fixed spread terms are suspended, refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar.
While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies.
Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-
to-Loans ratio; thereby insulating IBRD’s capital adequacy from the impact of exchange rate movements.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified
Prudential Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of
28    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
150% of the Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table
19).

Table 19: Liquidity Levels for FY26
	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$79.0
Guideline Maximum Liquidity Level	118.5	150%
Prudential Minimum Liquidity Level	63.2	80%
Liquid Asset Portfolio as of March 31, 2026 [a]	$94.3	119%

a.The Liquid Asset Portfolio is mainly comprised of investments-trading and associated derivatives.
The FY26 Target Liquidity Level is $14.0 billion higher than the prior year, due to the higher projected debt service and net loan disbursements in FY26.
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.
IBRD Management's Discussion and Analysis: March 31, 2026    29

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance
Senior Management Changes
Pamela O'Connell, Vice President and WBG Controller retired in September 2025.
As part of the ongoing efforts to scale impact, boost efficiency, and deliver greater value to our clients across the World Bank Group, IBRD is implementing organizational changes to integrate certain functions within WBG Vice Presidencies. IBRD will continue to operate as a separate legal entity, with its external obligations unchanged. In line with these integration changes:
•Effective October 1, 2025, IBRD's Controllership function has been integrated into the WBG
Controllership Vice Presidency, with Zinga Venner appointed as WBG Vice President and
Controller.
•Effective January 1, 2026, IBRD's Treasury function has been integrated into the WBG Treasury
Vice Presidency, with Jorge Familiar Calderon appointed as WBG Vice President and Treasurer.
In parallel with these changes, and as part of the WBG’s broader transformation, the Knowledge Bank has been established to unify expertise of each WBG institution in a single structure and strengthen the value proposition for both sovereign and private sector clients. To lead this effort, Paschal Donohoe was appointed as Managing Director and WBG Chief Knowledge Officer effective November 24, 2025.
Through the Knowledge Bank, the WBG aims to empower clients with integrated public and private sector solutions that enable impact at scale, accelerate thought leadership and innovation through a unified offering, and equip frontline staff with timely, actionable knowledge to accelerate delivery and impact.
Axel van Trotsenburg, Senior Managing Director for Development & Policy retired in November 2025.
30    IBRD Management's Discussion and Analysis: March 31, 2026

Management’s Discussion and Analysis	Section VI: Reconciliations of Components of Allocable Income

Section VI: Reconciliations of Components of Allocable Income
As discussed in Section I: Overview and Section III: Financial Results, in addition to reported financial measures determined in accordance with U.S. GAAP, IBRD also uses certain non-GAAP financial measures to evaluate performance, make operating decisions, determine business strategy, develop targeted financial goals, and allocate resources.
The tables below provide a reconciliation of key components of allocable income referenced in the MD&A to the most directly comparable U.S. GAAP reported measures.
Statements of Income
IBRD presents interest revenue on loans, investments and other assets, interest expense on borrowings and certain other items on a gross basis on its reported statements of income. However, IBRD assesses the performance of its lending, investing and other activities on a net basis, which takes into consideration interest expense on borrowings to fund these activities and the impact of realized gains and losses on derivatives designated as economic hedges to manage interest rate and currency risk and other costs.
The presentation of amounts in Table 3 is intended to reflect how IBRD manages its lending, investing and other activities and assesses the financial performance of these activities.
Table 20 and Table 21 provide reconciliations of the components of IBRD’s statements of income (Table
3) for the specified periods to the non-GAAP amounts presented and discussed in the MD&A (Table 5).

Table 20: Interest Revenue, Net of Borrowings Expenses
In millions of U.S. dollars
For the nine months ended March 31,	2026	2025
Interest revenue — Loans, net (Table 3 – Reported Basis)	$10,485	$11,678
Less: Borrowing expenses funding loans	(6,979)	(8,045)
Add: Others	—	2
Loan interest revenue, net of borrowing expenses (Table 5)	$3,506	$3,635

Interest revenue—Investments-Trading, net (Table 3 – Reported Basis)	$2,903	$3,338
Add: Reclassification of mark-to-market gains (losses) on trading securities, net (Table 3)	731	(67)
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments (Table 21)	(448)	64
Less: Borrowing expenses funding investment-trading	(3,136)	(3,291)
Investment revenue, net of borrowing expenses (Table 5)	$50	$44

Borrowing Expenses
Borrowing expenses funding loans	6,979	8,045
Borrowing expenses funding investment-trading	3,136	3,291
Others	2	1
Borrowing expenses, net (Table 3 – Reported Basis)	$10,117	$11,337

Table 21: Total Revenue on Interest Earning Assets, Net
In millions of U.S. dollars
For the nine months ended March 31,	2026	2025
Interest revenue, net of borrowings expenses (Table 3 – Reported Basis)	$2,627	$2,649
Add: Reclassification of mark-to-market gains (losses) on trading securities, net (Table 3)	731	(67)
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments (Table 20)	(448)	64
Add: Others	1	2
Total revenue on interest earning assets, net (Table 5)	$2,911	$2,648

IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    31
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
March 31, 2026
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
32    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	March 31, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Assets
Due from banks—Note J
Unrestricted cash	$487	$412
Restricted cash	60	73
	547	485
Investments-Trading (including securities transferred under repurchase or securities lending agreements—$549 as of March 31, 2026 and $312 million—June 30, 2025)—Notes C and J	95,749	102,674

Securities purchased under resale agreements—Notes C and J	32	14

Derivative assets, net—Notes F and J	408	666

Loans outstanding—Notes D and J
Total loans approved	386,130	375,435
Less: Undisbursed balance (including signed loan commitments of $79,417 million—March 31, 2026 and $76,870 million—June 30, 2025)	(99,324)	(92,345)
Loans outstanding	286,806	283,090
Less:
Accumulated provision for loan losses	(2,485)	(2,366)
Deferred loan income	(704)	(681)
Net loans outstanding	283,617	280,043

Other assets—Notes D, H and J	20,368	15,629

Total assets	$400,721	$399,511
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    33

	March 31, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Liabilities
Borrowings—Notes E and J
Borrowings, at fair value	$306,196	$305,679
Borrowings, at amortized cost	664	482
	306,860	306,161

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and J	549	312

Derivative liabilities, net—Notes F and J	10,984	12,454

Other liabilities—Notes D, H and J	9,986	8,572

Total liabilities	328,379	327,499

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—March 31, 2026 and June 30, 2025)
Subscribed capital (2,744,501 shares—March 31, 2026, and 2,709,291 shares—June 30, 2025)	331,083	326,835
Less: Uncalled portion of subscriptions	(307,595)	(303,924)
Paid-in capital	23,488	22,911

Nonnegotiable, non-interest-bearing demand obligations on account of subscribed capital	(230)	(313)
Receivable and deferred amounts to maintain value of currency holdings	(848)	(623)
Retained earnings—Note G	42,104	40,383
Accumulated other comprehensive income—Note I	7,828	9,654

Total equity	72,342	72,012
Total liabilities and equity	$400,721	$399,511
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
34    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2026	2025	2026	2025
Interest revenue
Loans, net—Notes D and L	$3,268	$3,599	$10,485	$11,678
Other asset / liability management derivatives, net—Notes F and J	(167)	(270)	(645)	(1,031)
Investments-Trading, net	830	1,042	2,903	3,338
Other, net	—	—	1	1

Borrowing expenses, net—Note E	(3,065)	(3,482)	(10,117)	(11,337)
Interest revenue, net of borrowing expenses	866	889	2,627	2,649

Provision for losses on loans and other exposures, (charge) release—Note D	(67)	181	(232)	(12)

Non-interest revenue
Revenue from externally funded activities—Notes H and L	224	214	655	631
Commitment charges—Note D	30	36	98	116
Other, net	16	149	91	169
Total	270	399	844	916

Non-interest expenses
Administrative—Notes H and K	(584)	(581)	(1,760)	(1,732)
Contributions to special programs	—	—	(16)	(17)
Other, net—Note K	57	38	177	109
Total	(527)	(543)	(1,599)	(1,640)

Board of Governors-approved transfers—Note G	(1)	—	(1,097)	(815)

Currency remeasurement gains (losses), net	26	(23)	63	(60)

Mark-to-market gains (losses) on trading securities, net—Notes C and F	689	(24)	731	(67)

Unrealized mark-to-market gains on non-trading portfolios, net— Note F	18	398	384	265

Net income	$1,274	$1,277	$ 1,721	$ 1,236
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    35
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2026	2025	2026	2025

Net income	$1,274	$1,277	$1,721	$1,236
Other comprehensive (loss) income—Note I
Currency translation adjustments on functional currency, (losses) gains	(357)	513	(329)	122
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	317	(113)	(1,311)	1,294
Amortization of unrecognized net actuarial gains on pension plans—Note K	(63)	(16)	(188)	(48)
Amortization of unrecognized prior service costs on pension plans—Note K	1	2	2	6
Total other comprehensive (loss) income	(102)	386	(1,826)	1,374
Total comprehensive income (loss)	$1,172	$1,663	$(105)	$2,610
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
36    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
CONDENSED STATEMENTS OF CHANGES IN EQUITY
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, 2026 (Unaudited)
	Paid-in Capital	Nonnegotiable, non-interest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2025	$22,911	$(313)	$(623)	$40,383	$9,654	$72,012
Net income	—	—	—	1,721	—	1,721
Other comprehensive loss	—	—	—	—	(1,826)	(1,826)
Subscriptions received	577	—	—	—	—	577
Demand obligations (received) encashed, net	—	(37)	—	—	—	(37)
Currency remeasurement changes, net	—	120	(262)	—	—	(142)
Receipts of MOV	—	—	37	—	—	37
As of March 31, 2026	$23,488	$(230)	$(848)	$42,104	$7,828	$72,342

	Nine Months Ended March 31, 2025 (Unaudited)
	Paid-in Capital	Nonnegotiable, non-interest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2024	$22,452	$(310)	$(895)	$38,283	$3,954	$63,484
Net income	—	—	—	1,236	—	1,236
Other comprehensive income	—	—	—	—	1,374	1,374
Subscriptions received	334	—	—	—	—	334
Demand obligations (received) encashed, net	—	—	—	—	—	—
Currency remeasurement changes, net	—	1	90	—	—	91
Receipts of MOV	—	—	—	—	—	—
As of March 31, 2025	$22,786	$(309)	$(805)	$39,519	$5,328	$66,519
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    37
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2026	2025
Cash flows from investing activities
Loans
Disbursements	$ (18,415)	$(21,915)
Principal repayments	11,464	10,001
Principal prepayments	1,925	194
Loan origination fees received	37	24
Net derivatives-loans	48	48
Other investing activities, net	(205)	(177)
Net cash used in investing activities	(5,146)	(11,825)
Cash flows from financing activities
Medium and long-term borrowings
New issues	33,704	51,604
Retirements	(31,455)	(27,090)
Short-term borrowings (original maturities greater than 90 days)
New issues	20,369	19,162
Retirements	(20,756)	(17,304)
Net short-term borrowings (original maturities less than 90 days)	978	4,878
Net derivatives-borrowings	(207)	246
Capital subscriptions	577	334
Other financing activities, net	(159)	(9)
Net cash provided by financing activities	3,051	31,821
Cash flows from operating activities
Net income	1,721	1,236
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized mark-to-market gains on non-trading portfolios, net	(384)	(265)
Currency remeasurement (gains) losses, net	(63)	60
Depreciation, amortization and capitalized interest on loans, net	342	326
Provision for losses on loans and other exposures	232	12
Changes in:
Investment portfolio	5,817	(16,435)
Other assets and liabilities	(5,502)	(5,002)
Net cash provided by (used in) operating activities	2,163	(20,068)
Effect of exchange rate changes on unrestricted and restricted cash	(6)	(2)
Net increase (decrease) in unrestricted and restricted cash	62	(74)
Unrestricted and restricted cash at the beginning of the fiscal year	485	490
Unrestricted and restricted cash at the end of the period	$ 547	$416
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	(1,509)	$ 469
Investment portfolio	(52)	80
Borrowing portfolio	(1,297)	577
Capitalized interest and loan origination fees in total loans	184	187
Interest paid on borrowing portfolio	11,195	12,950
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
38    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED
POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2025 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2025 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.
Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results for the full year.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Accounting and Reporting Developments
Evaluated Accounting Standards
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in
Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. The effective date for each amendment in the ASU will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the related disclosure requirement, the corresponding amendment in the ASU will not become effective. IBRD does not expect the ASU to have a material impact on its financial statements.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue
from Contracts with Customers (Topic 606) Derivatives Scope Refinements and Scope Clarification for
Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU adds a scope exception that excludes from derivative accounting certain non-exchange-traded contracts with underlying settlement variables that are based on operations or activities specific to one of the parties to the contract.
The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. IBRD early adopted the ASU on a modified retrospective basis on October 1, 2025, as of July
1, 2025. The adoption did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope
Improvements, to improve the navigability of interim reporting requirements by clarifying what disclosures are required for interim periods and specifying the form and content of interim financial statements. For
IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted.
IBRD is currently evaluating the impact of the ASU on its financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for
Government Grants Received by Business Entities, to establish authoritative guidance on the recognition, measurement, and presentation guidance for government grants received by business entities. For IBRD,
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    39
the ASU will be effective for the quarter ending September 30, 2029. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other— Internal-Use
Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting model for internal use software by eliminating consideration of software development stages. Instead, capitalization of software costs would begin when (i) management has authorized and committed to funding the project and (ii) it is probable the project will be completed, and the software will be used to perform its intended function. For IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement
Expenses, which requires public business entities to disclose disaggregated information about certain applicable specified expense categories (i.e., employee compensation, depreciation, intangible asset amortization). For IBRD, the ASU will be effective for the annual period ending June 30, 2028, and for interim periods thereafter. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2024	2,783,873	2,678,098
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	31,193
As of June 30, 2025	2,783,873	2,709,291
GCI/SCI	–	35,210
As of March 31, 2026	2,783,873	2,744,501

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions [a]	Paid-in capital
As of June 30, 2024	$323,072	$(300,620)	$22,452
GCI/SCI	3,763	(3,304)	459
As of June 30, 2025	326,835	(303,924)	22,911
GCI/SCI	4,248	(3,671)	577
As of March 31, 2026	$331,083	$(307,595)	$23,488

a.The March 31, 2026 amount includes enhanced callable capital of $50 million which became effective in January 2026.
The uncalled portion of subscriptions is subject to call when required to meet the obligations incurred by
IBRD arising from borrowings (excluding hybrid capital) or guaranteeing loans. Shareholders can convert a portion of their existing callable capital to enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. In January 2026,
IBRD signed the first agreement with one member country converting $50 million of the member country’s existing callable capital to ECC terms. This agreement became effective on January 23, 2026.
40    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and
$29.7 billion relate to the GCI and SCI, respectively. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the 2018 Capital Increase to member countries that did not complete their subscription, providing an option to subscribe by April 16,
2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.0 billion as of March 31, 2026 and $7.2 billion as of
April 16, 2026.
NOTE C—INVESTMENTS
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of March 31, 2026, Investments were primarily comprised of time deposits
(53%) and government, agency and corporate obligations (40%), with all of the instruments classified as
Level 1 or Level 2 within the fair value hierarchy.
IBRD’s investments include the liquid asset portfolio and holdings relating to the Post Employment Benefit
Plan (PEBP) and the Post-Retirement Contribution Reserve Fund (PCRF), the IBRD Surplus-Funded
Livable Planet Fund (LPF1), and the Grant Facility for Project Preparation (GFPP).
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	March 31, 2026	June 30, 2025
Time deposits	$51,003	$52,283
Government, agency and corporate obligations	38,329	44,151
Asset-backed Securities (ABS)	3,151	3,210
Other fund investments [a]	3,002	2,775
Equity securities [b]	264	255
Total	$95,749	$102,674

a. Includes $2,481 million of PEBP holdings as of March 31, 2026, as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) ($2,359 million—June 30, 2025) and
$521 million as of March 31, 2026, of investments held by the IBRD Surplus-Funded LPF1 and GFPP at fair value ($416 million
—June 30, 2025).

b. Relates to PEBP holdings.
As of March 31, 2026, the largest holdings of Investments - Trading from a single counterparty was the
U.S. Treasury (9%).
Table C2: Mark-to-market gains (losses) on trading securities, net

In millions of U.S. dollars
	Three months ended March 31,		Nine Months Ended March 31,
	2026	2025	2026	2025
Net gains (losses) recognized during the period on trading securities [a]	$689	$(24)	731	$(67)
Less: Net gains recognized on trading securities sold / matured during the period	137	46	270	70
Net gains (losses) recognized on trading securities still held at the reporting date	$552	$(70)	$461	$(137)

a.Includes amounts related to investments-trading derivatives.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    41
IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps.
Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement.
The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C3: Collateral received

In millions of U.S. dollars
	March 31, 2026	June 30, 2025
Collateral received
Cash	$52	$32
Securities	240	488
Total collateral received	$292	$520
Collateral permitted to be repledged	$292	$520
Amount of collateral repledged	—	—
Amount of cash collateral invested	50	32

Securities Financing Activities
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities,
ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of March 31, 2026 and June 30, 2025, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by
42    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of March 31, 2026, securities purchased under resale agreements were $32 million ($14 million—
June 30, 2025) and securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received were $601 million ($344 million—June 30, 2025).
As of March 31, 2026, liabilities relating to securities transferred under repurchase or securities lending agreements were $549 million ($312 million—June 30, 2025) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil—June 30, 2025). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2025). As of March 31,
2026 and June 30, 2025, the remaining contractual maturity of these agreements was up to 30 days. The securities transferred were mainly comprised of government and agency obligations.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of March 31, 2026 and June 30, 2025, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements,
IBRD received securities with a fair value of $32 million as of March 31, 2026 ($15 million—June 30,
2025). As of March 31, 2026 and June 30, 2025, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance
Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments such as Deferred Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of March 31, 2026, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative
Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. Accrued interest receivable on loans of $3,405 million as of March 31, 2026 ($3,297 million—
June 30, 2025) is included in Other assets on the Condensed Balance Sheets.
As of March 31, 2026, 0.5% of IBRD’s loans were in nonaccrual status. The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.9% of the total loan portfolio.
Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and High-risk classes.
Credit Quality of Sovereign Exposures
Sovereign loans constitute the substantial majority of IBRD's exposures.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risks; external debt and liquidity; fiscal policy and public debt burden; balance of payments risks; economic structure and growth prospects;
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    43
monetary and exchange rate policy; financial sector risks; and corporate sector debt and vulnerabilities.
The analysis also takes into account Environmental, Social, and Governance (ESG) factors.
Based on the borrower risk ratings, IBRD classifies loans into three credit quality categories—Low Risk,
Medium Risk, and High Risk. These categories, which are described below, are intended to differentiate between varying levels of borrower credit risk and the associated likelihood of non-timely debt service across IBRD’s loan portfolio.
Low Risk: Exposures in this group generally exhibit strong credit characteristics with minimal uncertainty around repayment. Borrowers in this category typically demonstrate solid financial performance, consistent and stable cash flows, and a history of timely debt service. The likelihood of non-timely debt service is considered low.
Medium Risk: Exposures in this group display satisfactory credit profiles, but may be subject to moderate risk factors, such as country-specific volatility or operational challenges. Borrowers in this category usually exhibit adequate financial performance, though their resilience to adverse conditions may be more limited. The likelihood of non-timely debt service is considered moderate to low.
High Risk: Exposures in this category exhibit signs of elevated credit risk. Borrowers in this category may show weak or deteriorating financial indicators, irregular or delayed payment history, or limited capacity to absorb external shocks. While these loans remain on accrual status, the likelihood of non-timely debt service is considered heightened.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of March 31, 2026, $5 million of principal (Nil—June 30, 2025) and $1 million (Nil—June 30, 2025) of interest were overdue by more than three months on loans in accrual status.
The following tables provide an aging analysis of the loans outstanding:
Table D1: Loans outstanding aging structure

In millions of U.S. dollars
	March 31, 2026
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$5,597	$5,597
Medium	–	–	–	–	–	–	128,834	128,834
High	3	–	–	5	–	8	150,938	150,946
Loans in accrual status	3	–	–	5	–	8	285,369	285,377
Loans in nonaccrual status	11	–	–	38	879	928	501	1,429
Total	$14	$–	$–	$43	$879	$936	$285,870	$286,806	ᵇ

44    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
Table D1.1

In millions of U.S. dollars
	June 30, 2025
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$5,903	$5,903
Medium	–	–	–	–	–	–	130,396	130,396
High	14	–	–	–	–	14	145,340	145,354
Loans in accrual status	14	–	–	–	–	14	281,639	281,653
Loans in nonaccrual status	–	1	42	22	794	859	578	1,437
Total	$14	$1	$42	$22	$794	$873	$282,217	$283,090	ᵇ

a. Represents the principal amounts not yet contractually due.
b.The total amount of loans at amortized cost which contain principal past due was $1,478 million ($1,648 million—June 30, 2025)
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D2: Loans in nonaccrual status

In millions of U.S. dollars
		March 31, 2026		June 30, 2025
Borrower	Nonaccrual since	Loans outstanding	Accumulated Provision for loan losses [a]	Loans outstanding	Accumulated Provision for loan losses
Belarus	October 2022	1,005	104	1,012	99
Zimbabwe	October 2000	424	212	425	213
Total		1,429	316	1,437	312

a. There were no loans in nonaccrual status without an individual accumulated loan loss provision as of March 31, 2026 and June 30, 2025.
During the three and nine months ended March 31, 2026, interest and other revenue not recognized as a result of loans being in nonaccrual status was $18 million and $56 million, respectively ($18 million and
$59 million —three and nine months ended March 31, 2025 respectively).
In addition, during the three and nine months ended March 31, 2026 and March 31, 2025, no interest income was recognized on loans in nonaccrual status. Loan income from countries in nonaccrual status is recognized upon receipt of payment.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    45
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below show the balances of IBRD’s
Loan portfolio, classified by the year the loan agreement was signed.
Table D3: Loan portfolios outstanding vintage disclosure

In millions of U.S. dollars
	March 31, 2026
	Fiscal Year of Origination
	2026	2025	2024	2023	2022	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of March 31, 2026
Risk Class
Low	$–	$18	$260	$–	$–	$5,319	$–	$–	$5,597
Medium	3,022	7,493	9,268	9,726	7,864	88,092	938	2,431	128,834
High	3,639	14,144	16,260	8,814	13,444	93,680	86	879	150,946
Loans in accrual status	6,661	21,655	25,788	18,540	21,308	187,091	1,024	3,310	285,377
Loans in nonaccrual status	–	–	–	–	–	1,429	–	–	1,429
Total	$6,661	$21,655	$25,788	$18,540	$21,308	$188,520	$1,024	$3,310	$286,806

Table D3.1

In millions of U.S. dollars
	June 30, 2025
	Fiscal Year of Origination
	2025	2024	2023	2022	2021	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2025
Risk Class
Low	$15	$148	$–	$–	$–	$5,740	$–	$–	$5,903
Medium	7,159	8,626	9,501	7,702	10,850	83,477	449	2,632	130,396
High	11,095	14,781	8,294	13,031	11,124	86,124	1	904	145,354
Loans in accrual status	18,269	23,555	17,795	20,733	21,974	175,341	450	3,536	281,653
Loans in nonaccrual status	–	–	–	–	–	1,437	–	–	1,437
Total	$18,269	$23,555	$17,795	$20,733	$21,974	$176,778	$450	$3,536	$283,090

During the three and nine months ended March 31, 2026 and March 31, 2025, there were no Catastrophe
Deferred Drawdown Options (CAT DDOs) converted to term loans.
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the
46    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
Condensed Statements of Income. An assessment is also performed to determine whether a qualitative adjustment of the loan loss provision is needed, including consideration of global and macroeconomic events.
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D4: Accumulated provision

In millions of U.S. dollars
	March 31, 2026
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,366	$510	$88	$2,964
Provision, net - charge	133	40	59	232
Translation adjustment	(14)	(7)	(1)	(22)
Accumulated provision, end of the period	$2,485	$543	$146	$3,174
Composed of accumulated provision for losses on:
Loans in accrual status	$2,169
Loans in nonaccrual status	316
Total	$2,485
Loans
Loans in accrual status	$285,377
Loans in nonaccrual status	1,429
Total loans outstanding	$286,806

Table D4.1:

In millions of U.S. dollars
	June 30, 2025
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,360	$514	$92	$2,966
Provision, net - (release)	(44)	(23)	(8)	(75)
Translation adjustment	50	19	4	73
Accumulated provision, end of the fiscal year	$2,366	$510	$88	$2,964
Composed of accumulated provision for losses on:
Loans in accrual status	$2,054
Loans in nonaccrual status	312
Total	$2,366
Loans
Loans in accrual status	$281,653
Loans in nonaccrual status	1,437
Total loans outstanding	$283,090

a. Primarily relates to guarantees provided. For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of March 31, 2026 was $3,174 million, compared to $2,964 million as of June 30, 2025. The increase of $210 million is primarily driven by the increase in severity primarily due to the increase in forward interest rates and the increase in exposure.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    47
Guarantees
IBRD issues guarantees to, and receives guarantees from third parties. These guarantees include bilateral guarantees from third parties, exposure exchange agreements (EEAs) with other multilateral development banks and portfolio guarantees from its shareholders. All these guarantees are accounted for as financial guarantees.
Guarantees provided
As of March 31, 2026, the notional amount of guarantees provided was $11,927 million ($7,465 million—
June 30, 2025), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047.
As of March 31, 2026, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $584 million ($288 million—June 30, 2025), and the accumulated provision for guarantee losses of $120 million ($63 million—June 30, 2025). These amounts are included in Other liabilities on the
Condensed Balance Sheets.
During the nine months ended March 31, 2026 and March 31, 2025, no guarantees provided by IBRD were called.
Guarantees received
As of March 31, 2026, IBRD had received third-party financial guarantees, including guarantees received under the EEAs and portfolio guarantees from its shareholders of $19,233 million ($16,017 million as of
June 30, 2025).
The original maturities range is between 8 and 36 years and expire in decreasing amounts through 2057.
Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
The accumulated provision for loan losses was reduced by $235 million as of March 31, 2026 ($226 million as of June 30, 2025) due to credit enhancements from guarantees that are not freestanding (those that are contractually attached to the loans). The noncontingent and contingent recovery assets due to credit enhancements from guarantees that are freestanding contracts (guarantees that are not contractually attached to the loans) were $343 million and $200 million, respectively, as of March 31,
2026 ($120 million and $151 million, respectively, as of June 30, 2025), both of which are presented as
Other assets on the Condensed Balance Sheets.
During the nine months ended March 31, 2026 and March 31, 2025, no guarantees received by IBRD were called.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, a portion of the front-end fee, and prepayment premiums on existing loans, as applicable. The forgone income resulting from these waivers was $1 million and $28 million for three and nine months ended March 31, 2026, respectively ($2 million and $5 million—three and nine months ended March 31, 2025 respectively).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the nine months ended March 31, 2026, there was no country that contributed more than
10% to the total loan revenue.
48    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D5: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the nine months ended and as of
	March 31, 2026		March 31, 2025
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$3,073	$86,176	$3,403	$83,601
East Asia and Pacific	2,049	54,868	2,253	53,309
Europe and Central Asia	1,919	62,296	2,123	59,772
Middle East, North Africa, Afghanistan and Pakistan [b]	1,404	42,074	1,505	38,931
South Asia [b]	986	24,371	1,143	25,454
Eastern and Southern Africa	511	13,568	469	11,633
Western and Central Africa	103	3,453	77	2,867
Total	$10,045	$286,806	$10,973	$275,567

a. Excludes $538 million interest income from loan related derivatives for the nine months ended March 31, 2026 ($821 million—
nine months ended March 31, 2025). Includes commitment charges of $98 million for the nine months ended March 31, 2026
($116 million—nine months ended March 31, 2025).

b. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa,
Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies in capital markets. These borrowings are reported at fair value. In addition, IBRD has issued hybrid capital to shareholders that is subordinated to borrowings at fair value, and is reported at amortized cost.
Variable rates are primarily based on exchange rates or market interest rates.
As of March 31, 2026, 99% of the borrowings at fair value were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars (61%) and euro (17%).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative
Instruments.
A summary of IBRD’s borrowings at fair value, is as follows (for details on principal due upon maturity, see
Note J—Fair Value Disclosures):
Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars
	March 31, 2026	June 30, 2025
Borrowings	$306,196	$305,679
Currency swaps, net	2,130	1,788
Interest rate swaps, net	12,826	12,277
Total	$321,152	$319,744

As of March 31, 2026, borrowings reported at amortized cost were $664 million ($482 million—June 30,
2025) related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of March 31, 2026 entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    49
For the nine months ended March 31, 2026, Borrowing expenses, net in the Condensed Statements of
Income were $10,117 million ($11,337 million—nine months ended March 31, 2025). This includes $2,246 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $5,193 million—nine months ended March 31, 2025).
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset-liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:
Table F1: Use of derivatives in various financial portfolios

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset / liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in table F2.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
50    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
Table F2: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
March 31, 2026				June 30, 2025
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$6,862		$17,093		$7,559		$17,523
Currency swaps [a]	5,728		6,329		5,115		7,192
Other [b]	–		2		2		–
Gross Total	$12,590		$23,424		$12,676		$24,715
Less:
Amounts subject to legally enforceable master netting agreements	12,130	[d]	12,440	[e]	11,978	[d]	12,261	[e]
Cash collateral received [c]	52		—		32		—
Net derivative position on the Condensed Balance Sheet	$408		$10,984		$666		$12,454
Less:
Securities collateral received [c]	197				442
Net derivative exposure after collateral	$211				$224

a. Includes forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $40 million Credit Valuation Adjustment (CVA) ($36 million—June 30, 2025).
e. Includes $350 million Debit Valuation Adjustment (DVA) ($319 million—June 30, 2025).
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F3: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	March 31, 2026
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$118	$1,292	$1,410
Loans	5,145	971	6,116
Client operations	71	149	220
Borrowings	1,327	3,316	4,643
Other asset / liability management derivatives	201	—	201
Total Exposure	$6,862	$5,728	$12,590

Table F3.1
In millions of U.S. dollars
	June 30, 2025
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$88	$173	$261
Loans	4,986	1,054	6,040
Client operations	107	352	459
Borrowings	1,985	3,536	5,521
Other asset / liability management derivatives	393	–	393
Total Exposure	$7,559	$5,115	$12,674

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    51
the derivative instruments are determined. As of March 31, 2026, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $410,983 million ($445,827 million—
June 30, 2025), currency swaps $141,301 million ($129,923 million—June 30, 2025), long positions of other derivatives $478 million ($304 million—June 30, 2025), and short positions of other derivatives $132 million ($115 million—June 30, 2025).
Collateral
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of March 31, 2026 was $11,275 million ($12,627 million—
June 30, 2025). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that
IBRD would be required to post collateral as of March 31, 2026, the amount of collateral that would need to be posted would be $7,860 million ($9,241 million—June 30, 2025). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $11,275 million ($12,627 million—June 30, 2025). IBRD received collateral totaling $292 million as of March 31, 2026 ($520 million
—June 30, 2025), in relation to derivative transactions.
The following table provides information on the unrealized mark-to-market gains and losses on the non-
trading derivatives and their location on the Condensed Statements of Income:
Table F4: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
Type of instrument [a]	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2026	2025	2026	2025
Interest rate swaps	Unrealized mark-to-market (losses) gains on non- trading portfolios, net	$(673)	$1,453	$(1,140)	$4,644
Currency swaps (including forward contracts and structured swaps)		(371)	336	(729)	1,138
Total		$(1,044)	$1,789	$(1,869)	$5,782

a. For disclosures related to derivatives in trading portfolio, see Table F5.
All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on mark-to-market gains and losses on the trading securities, net and their location on the Condensed Statements of Income:
Table F5: Mark-to-market gains or losses on Trading securities, net

In millions of U.S. dollars
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2026	2025	2026	2025
Type of instrument [a]
Fixed income	Mark-to-market gains (losses) on Trading securities, net	$55	$45	$206	$28
Equity and other fund investments [b]		4	(6)	79	21
Other forward contracts		630	(63)	446	(116)
Total		$689	$(24)	$731	$(67)

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings and investments related to LPF1 and GFPP.
52    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
Retained earnings is comprised of the following components:
Table G1: Retained earnings composition

In millions of U.S. dollars
	March 31, 2026	June 30, 2025
Special reserve	$293	$293
General reserve	35,465	34,058
Pension reserve	1,066	987
Surplus	—	—
Cumulative fair value adjustments [a]	1,643	1,390
Unallocated net income	2,818	2,915
Restricted retained earnings	7	11
Other reserves [b]	812	729
Total	$42,104	$40,383

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Primarily comprised of $280 million of currency remeasurement gains/losses, net ($324 million - June 30, 2025), $330 million
($301 million - June 30, 2025) and $200 million ($100 million - June 30, 2025), balances available for LPF1 and the GFPP, respectively.

In February 2026, IBRD’s Board approved a release of Post-Retirement Contribution Reserve Fund assets and as a result, $225 million was transferred from the Pension Reserve to the General Reserve.
Board of Governors-approved transfers that were expensed during the nine months period are included in the following table:
Table G2: Board of Governors-approved transfers expensed

In millions of U.S. dollars
	Nine Months Ended March 31,
Beneficiary:	2026	2025
IDA	$782	$515
Trust fund for Gaza and West Bank	300	300
LPF1	13	—
GFPP	2	—
Total	$1,097	$815

On September 8, 2025, IBRD’s Board of Governors approved a transfer of $782 million to the
International Development Association (IDA) out of the net income earned in the fiscal year ended
June 30, 2025. The transfer to IDA was made on September 23, 2025, and is recorded in Board of
Governors-approved transfers on the Condensed Statements of Income.
On September 8, 2025, IBRD’s Board of Governors approved contributions from Surplus of $300 million to the Trust Fund for Gaza and the West Bank. This amount was paid on September 22, 2025.
Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved transfers on the Condensed Statements of Income.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    53
NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of
Governors (see Note G—Retained Earnings, Allocations and Transfers).
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	March 31, 2026				June 30, 2025
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$591	$1	$16	$608	$631	$(64)	$17	$584
PCRF investments	(630)	(436)	—	(1,066)	(721)	(502)	—	(1,223)
Pension and other postretirement benefits	(1,336)	(913)	(37)	(2,286)	(1,086)	(859)	(34)	(1,979)
Total	$(1,375)	$(1,348)	$(21)	$(2,744)	$(1,176)	$(1,425)	$(17)	$(2,618)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance
Sheets as follows:
Table H2: Presentation of IBRD receivables and payables to affiliated organizations in the balance sheet

Receivables / Payables related to:	Reported as:
Administrative services	Other assets / Other liabilities
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Administrative Services
Expenses
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2026, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $445 million and $1,373 million, respectively ($465 million and $1,420 million—three and nine months ended March 31, 2025 respectively).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and nine months ended March 31, 2026, IBRD’s Non-
interest revenue excludes revenue allocated to IDA of $88 million and $256 million respectively ($74 million and $230 million—three and nine months ended March 31, 2025 respectively). IBRD's share of revenue jointly earned is included in Revenue from externally funded activities in the Condensed
Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:
54    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
Table H3: Revenue from contracts with clients

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2026	2025	2026	2025
Trust fund fees	$44	$33	$138	$123
Reimbursable advisory services	28	22	57	57
Asset management services	10	9	29	26
Total	$82	$64	$224	$206
Of which:
IBRD’s share	$39	$32	$107	$102
IDA’s share	43	32	117	104

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as a contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H4: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	March 31, 2026	June 30, 2025
Receivables	$114	$137
Contract liabilities	157	158

The amount of fee revenue associated with services provided to affiliated organizations that is included in
Revenue from externally funded activities in the Condensed Statements of Income, is as follows:
Table H5: Fee revenue from affiliated organizations

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2026	2025	2026	2025
Fees charged to IFC	$27	$25	$80	$75
Fees charged to MIGA	2	2	5	5

Post-Retirement Contribution Reserve Fund Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in Investments-Trading in IBRD’s Condensed Balance Sheets. The corresponding payable to
IFC is included in Other liabilities in IBRD’s Condensed Balance Sheets. As a result, there is no impact on
IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    55
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of
Comprehensive Income.
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI):
Table I1: AOCI changes

In millions of U.S. dollars
	Nine Months Ended March 31, 2026
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$836	$(329)	$—	$(329)	$507
DVA on Fair Value Option elected liabilities	1,664	(1,300)	(11)	(1,311)	353
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	7,161	—	(188)	(188)	6,973
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(7)	—	2	2	(5)
Total AOCI	$9,654	$(1,629)	$(197)	$(1,826)	$7,828

Table I1.1:
In millions of U.S. dollars
	Nine Months Ended March 31, 2025
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(445)	$122	$—	$122	$(323)
DVA on Fair Value Option elected liabilities	673	1,306	(12)	1,294	1,967
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	—	(48)	(48)	3,693
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	—	6	6	(9)
Total AOCI	$3,954	$1,428	$(54)	$1,374	$5,328

56    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of March 31, 2026 and June 30, 2025, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of March 31, 2026 or June 30, 2025. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of March 31, 2026, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government, agency and corporate securities, mutual funds, exchange-traded equity securities and ABS.
For instruments for which market quotations are not available, fair values are determined using model-
based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves and credit spreads.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Borrowings
(i) Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
(ii) Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White,
Generalized Forward Market Model and Black-Scholes are used depending on the specific structure.
These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    57
relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
(iii) Borrowings, at amortized cost
The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy.
Derivative instruments
Derivative contracts include forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities (borrowings reported at fair value) is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in
IBRD’s funding spread applicable to the relevant reference rates.
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	March 31, 2026		June 30, 2025
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$547	$547	$485	$485
Investments-Trading (including Securities purchased under resale agreements)	95,781	95,781	102,688	102,688
Net loans outstanding	283,617	282,466	280,043	278,883
Derivative assets, net	408	408	666	666
Miscellaneous assets	49	49	115	115

Liabilities
Borrowings
Borrowings, at fair value	$306,196	$306,196	$305,679	$305,679
Borrowings, at amortized cost	664	669	482	489
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	549	549	312	312
Derivative liabilities, net	10,984	10,984	12,454	12,454

As of March 31, 2026, IBRD’s signed loan commitments were $79 billion ($77 billion—June 30, 2025) and had a fair value of $0.1 billion ($(0.014) billion—June 30, 2025).
58    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of the investments included in the Other fund investments that are measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$13,374	$24,955	$—	$38,329
Time deposits	3,790	47,213	—	51,003
ABS	—	3,151	—	3,151
Other fund investments [a]	—	521	—	3,002
Equity securities	264	—	—	264
Total Investments–Trading	$17,428	$75,840	$—	$95,749
Securities purchased under resale agreements	$32	$—	$—	$32
Derivative assets
Currency swaps [b]	$—	$5,267	$461	$5,728
Interest rate swaps	—	6,785	77	6,862
Other [c]	—	—	—	—
Gross Total	$—	$12,052	$538	$12,590

Miscellaneous assets	$—	$49	$—	$49
Liabilities:
Borrowings, at fair value	$—	$301,672	$4,524	$306,196
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$549	$—	$549
Derivative liabilities
Currency swaps [b]	$—	$6,232	$97	$6,329
Interest rate swaps	—	17,049	44	17,093
Other [c]	2	—	—	2
Gross Total	$2	$23,281	$141	$23,424

Accounts payable and miscellaneous liabilities	$—	$—	$—	$—

a. Includes investments held by LPF1 and GFPP of $521 million, carried at fair value, and investments in PEBP holdings of
    $2,481 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    59

Table J2.1:
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$15,957	$28,194	$—	$44,151
Time deposits	2,750	49,533	—	52,283
ABS	—	3,210	—	3,210
Other fund investments [a]	—	416	—	2,775
Equity securities	255	—	—	255
Total Investments–Trading	$18,962	$81,353	$—	$102,674
Securities purchased under resale agreements	$14	$—	$—	$14
Derivative assets
Currency swaps [b]	$—	$4,926	$189	$5,115
Interest rate swaps	—	7,392	167	7,559
Other [c]	2	—	—	2
Gross Total	$2	$12,318	$356	$12,676

Miscellaneous assets	$—	$115	$—	$115

Liabilities:
Borrowings, at fair value	$—	$300,845	$4,834	$305,679
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$312	$—	$312
Derivative liabilities
Currency swaps [b]	$—	$7,097	$95	$7,192
Interest rate swaps	—	17,331	192	17,523
Gross Total	$—	$24,428	$287	$24,715

Accounts payable and miscellaneous liabilities	$—	$5	$—	$5

a. Includes investments held by LPF1 and GFPP of $416 million, carried at fair value, and investments in PEBP holdings of
    $2,359 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
60    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2026, and the fiscal year ended June 30, 2025, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index.
Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements.
Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.
Level 3 instruments represent 1% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of March 31, 2026	Fair Value as of June 30, 2025	Valuation Technique	Unobservable input	Range (average), March 31, 2026	Range (average), June 30, 2025
Borrowings	$4,524	$4,834	Discounted Cash Flow	Correlations	-6% to 81% (10%)	-14% to 80% (10%)
				Interest rate volatilities	64% to 74% (70%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
Derivative assets/ (liabilities), net	$397	$69	Discounted Cash Flow	Correlations	-6% to 81% (10%)	-14% to 80% (10%)
				Interest rate volatilities	64% to 74% (70%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    61
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended March 31, 2026		Nine Months Ended March 31, 2026
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$209	$(209)
Transfer (out of) into	—	—	$–	$–
	$—	$—	$209	$(209)
Derivative assets, net
Transfer into (out of)	$—	$—	$8	$(8)
Transfer (out of) into	—	—	–	–
	—	—	8	(8)
Derivative liabilities, net
Transfer (into) out of	$—	$—	$(18)	$18
Transfer out of (into)	—	—	–	–
	—	—	(18)	18
Total Derivative Transfers, net	$—	$—	$(10)	$10

Table J4.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2025		Nine Months Ended March 31, 2025
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$66	$(66)	$92	$(92)
Transfer (out of) into	–	–	(75)	75
	66	$ (66)	$ 17	$(17)
Derivative assets, net
Transfer into (out of)	$8	$(8)	$10	$(10)
Transfer (out of) into	–	–	—	—
	8	(8)	10	(10)
Derivative liabilities, net
Transfer (into) out of	$–	$–	$—	$—
Transfer out of (into)	–	–	21	(21)
	–	–	21	(21)
Total Derivative Transfers, net	$8	$(8)	$31	$(31)
62    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2026	2025	2026	2025
Beginning of the fiscal year	$5,033	$4,425	$4,834	$4,055
Issuances	23	125	425	702
Settlements	(554)	(79)	(835)	(306)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	55	39	266	199
Other comprehensive income (loss)	(33)	105	43	(84)
Transfers to (from) Level 3, net	—	(66)	(209)	(17)
End of the period	$4,524	$4,549	$4,524	$4,549

Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31, 2026			Nine Months Ended March 31, 2026
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$267	$120	$387	$93	$(24)	$69
Issuances	—	—	—	(1)	11	10
Settlements	(6)	2	(4)	(36)	177	141
Total realized/unrealized mark-to- market (losses) gains in:
Net income (loss)	105	(89)	16	318	(147)	171
Other comprehensive (loss)	(2)	—	(2)	(4)	—	(4)
Transfers (from) to Level 3, net	—	—	—	(6)	16	10
End of the period	$364	$33	$397	$364	$33	$397

Table J6.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2025			Nine Months ended March 31, 2025
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$(97)	$1	$(96)	$31	$(62)	$(31)
Issuances	2	—	2	(2)	—	(2)
Settlements	2	(22)	(20)	37	16	53
Total realized/unrealized mark-to- market gains (losses) in:
Net (loss) income	(3)	34	31	(19)	59	40
Other comprehensive (loss) income	64	(1)	63	(56)	(1)	(57)
Transfers (from) to Level 3, net	(8)	—	(8)	(31)	—	(31)
End of the period	$(40)	$12	$(28)	$(40)	$12	$(28)

IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    63
Information on the unrealized gains or losses included in the Condensed Statements of Income and
Condensed Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2026	2025	2026	2025
Reported as:
Borrowings
Net income (loss) [a]	$(94)	$(30)	$22	$(129)
Other Comprehensive (loss) income [b]	32	(104)	(46)	83
Derivatives
Net income [a]	$102	$36	$9	$168
Other Comprehensive income (loss) [c]	—	61	7	(58)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2026	$306,196	$328,968	$(22,772)
June 30, 2025	$305,679	$325,327	$(19,648)

The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed
Statements of Other Comprehensive Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2026	Nine Months Ended March 31, 2026
DVA on Fair Value Option Elected Liabilities	$328	$(1,300)
Amounts reclassified to net income upon derecognition of a liability	(11)	(11)
Net change in DVA on Fair Value Option Elected Liabilities	$317	$(1,311)

Table J9.1:
In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2025	Nine Months Ended March 31, 2025
DVA on Fair Value Option Elected Liabilities	$(114)	$1,306
Amounts reclassified to net income upon derecognition of a liability	1	(12)
Net change in DVA on Fair Value Option Elected Liabilities	$(113)	$1,294

64    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
As of March 31, 2026, IBRD’s Condensed Balance Sheets included a DVA of $353 million cumulative gains ($1,664 million cumulative gains—June 30, 2025) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.
NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff
Benefits Plan (RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and
MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:
Table K1: Pension Plans benefit costs

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2026				March 31, 2026
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$96	$19	$18	$133	$288	$56	$54	$398
Interest cost	286	37	28	351	860	112	84	1,056
Expected return on plan assets	(371)	(68)	—	(439)	(1,113)	(202)	—	(1,315)
Amortization of unrecognized prior service costs [a]	—	1	—	1	—	2	—	2
Amortization of unrecognized net actuarial (gains) losses [a]	(30)	(32)	(1)	(63)	(89)	(96)	(3)	(188)
Net periodic pension cost	$(19)	$(43)	$45	$(17)	$(54)	$(128)	$135	$(47)
Of which:
IBRD’s share	$(8)	$(19)	$20	$(7)	$(24)	$(58)	$61	$(21)
IDA’s share	(11)	(24)	25	(10)	(30)	(70)	74	(26)

Table K1.1
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2025				March 31, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$27	$20	$153	$318	$83	$58	$459
Interest cost	288	45	27	360	864	135	82	$1,081
Expected return on plan assets	(374)	(66)	—	(440)	(1,120)	(199)	—	$(1,319)
Amortization of unrecognized prior service costs [a]	2	—	—	2	3	1	2	$6
Amortization of unrecognized net actuarial (gains) losses [a]	—	(16)	—	(16)	—	(48)	—	$(48)
Net periodic pension cost	$22	$(10)	$47	$59	$65	$(28)	$142	$179
Of which:
IBRD’s share	$10	$(3)	$22	$29	$30	$(12)	$66	$84
IDA’s share	12	(7)	25	30	35	(16)	76	$95

a. Included in amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)    65
The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses—Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.
The following tables provide the amounts of IBRD’s pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2026				March 31, 2026
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$96	$19	$18	$133	$288	$56	$54	$398
Of which:
IBRD’s share	$45	$9	$7	$61	$132	$26	$24	$182
IDA’s share	51	10	11	72	156	30	30	216

Table K2.1
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2025				March 31, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$27	$20	$153	$318	$83	$58	$459
Of which:
IBRD’s share	$49	$14	$9	$72	$147	$39	$27	$213
IDA’s share	57	13	11	81	171	44	31	246

NOTE L—SEGMENT REPORTING
IBRD has determined that it has a single reportable operating segment. The President is the Chief
Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IBRD to assess performance and allocate resources.
The Administrative budget for IBRD and IDA is approved and managed as a single resource. The CODM receives expense information on a combined basis for IBRD and IDA. As a result, no significant segment expense amounts are presented separately for IBRD to the CODM. The measure of segment profit or loss is at the entity level and is reported on the Condensed Statements of Income as Net income (loss).
The measure of segment assets is reported on the Balance Sheets as Total assets.
66    IBRD Condensed Quarterly Financial Statements: March 31, 2026 (Unaudited)
The following table presents IBRD’s revenues by products/services:
Table L1: Revenues by products/services

In millions of U.S. dollars
	Three months ended March 31,		Nine Months Ended March 31,
Revenue	2026	2025	2026	2025

Loan Revenue [a]	$3,150	$3,424	$10,045	$10,973
Revenue from externally funded activities	224	214	655	631
Guarantee fees [b]	15	9	40	30
Total	$3,389	$3,647	$10,740	$11,634

a. Excludes interest income from loan related derivatives of $148 million and $538 million for the three and nine months ended
March 31, 2026 respectively ($211 million and $821 million –three and nine months ended March 31, 2025 respectively) and includes commitment charges of $30 million and $98 million for the three and nine months ended March 31, 2026 respectively
($36 million and $116 million – three and nine months ended March 31, 2025 respectively)

b. Included in Non‐interest revenue-Other, net on the Condensed Statements of Income and excludes changes in recoverable assets related to guarantees received and other miscellaneous income of $1 million and $51 million net income for the three and nine months ended March 31, 2026 respectively (Net income of $140 million and $139 million – three and nine months ended March 31, 2025 respectively)

NOTE M—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action in which IBRD has been named as a defendant or co-defendant as of and for the nine months ended March 31, 2026 is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.
67
INDEPENDENT AUDITOR'S REVIEW REPORT

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REVIEW REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development ("IBRD") as of March 31, 2026, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2026 and 2025, and the condensed statements of changes in equity and cash flows for the nine-month periods ended March 31, 2026 and 2025, and the related notes (collectively referred to as the "interim financial information").

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

68
INDEPENDENT AUDITOR'S REVIEW REPORT

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term January 01 2026 through March 31 2026

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/Callable MTN Non-Core (Non- Ret/0136AUDSTR	1561948	AUD	28,000,000.00	19,665,800.00	23-Jan-26	30-Jan-26	30-Jan-36
	BOND/SELL AUD/IBRD/Callable MTN Non-Core (Non- Ret/0236AUDSTR	1575123	AUD	20,000,000.00	14,095,000.00	10-Feb-26	20-Feb-26	20-Feb-36
Sub-total New Borrowings				48,000,000.00	33,760,800.00

Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0338BRL00.00	1566612	BRL	200,000,000.00	37,931,230.68	30-Jan-26	6-Feb-26	16-Mar-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0537BRL00.00	1593709	BRL	200,000,000.00	38,102,858.67	12-Mar-26	19-Mar-26	26-May-37
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0331BRL00.00	1601473	BRL	450,000,000.00	86,001,777.37	17-Mar-26	24-Mar-26	24-Mar-31
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/1127BRL10.00	1566007	BRL	250,000,000.00	47,714,931.91	29-Jan-26	5-Feb-26	8-Nov-27
Sub-total New Borrowings				1,100,000,000.00	209,750,798.63

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0228CNH01.60	1564857	CNY	200,000,000.00	28,886,706.34	29-Jan-26	9-Feb-26	9-Feb-28
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0229CNH01.61	1569156	CNY	200,000,000.00	28,942,722.35	4-Feb-26	11-Feb-26	11-Feb-29
Sub-total New Borrowings				400,000,000.00	57,829,428.69

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0727COP12.00	1552785	COP	200,000,000,000.00	54,263,628.99	9-Jan-26	16-Jan-26	16-Jul-27
Sub-total New Borrowings				200,000,000,000.00	54,263,628.99

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
	BOND/SELL EUR/IBRD/European Retail (Structure)/0331EURSTR	1604590	EUR	21,386,000.00	24,506,217.40	24-Mar-26	31-Mar-26	31-Mar-31
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0333EURSTR	1586218	EUR	10,000,000.00	11,557,500.00	26-Feb-26	12-Mar-26	12-Mar-33
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0238EUR02.40A	1555732	EUR	10,000,000.00	11,831,000.00	16-Jan-26	17-Feb-26	16-Feb-38
Sub-total New Borrowings				41,386,000.00	47,894,717.40

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0328HKD02.446	1590101	HKD	250,000,000.00	31,939,697.85	5-Mar-26	12-Mar-26	12-Mar-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0128HKD2.574	1548463	HKD	250,000,000.00	32,051,692.97	8-Jan-26	15-Jan-26	18-Jan-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0328HKD02.423	1590098	HKD	250,000,000.00	31,938,473.72	5-Mar-26	13-Mar-26	13-Mar-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0328HKD02.56	1590094	HKD	250,000,000.00	31,938,473.72	5-Mar-26	13-Mar-26	13-Mar-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0128HKD2.605	1548465	HKD	250,000,000.00	32,051,076.60	8-Jan-26	16-Jan-26	16-Jan-28
Sub-total New Borrowings				1,250,000,000.00	159,919,414.86

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0428KZT14.5	1584219	KZT	5,000,000,000.00	10,034,619.44	23-Feb-26	2-Mar-26	25-Apr-28
Sub-total New Borrowings				5,000,000,000.00	10,034,619.44

Nigerian Naira
	BOND/SELL NGN/IBRD/PV MTN Non-Core (Non- Retail)/0229NGN14.00	1567302	NGN	14,000,000,000.00	10,295,556.00	2-Feb-26	9-Feb-26	9-Feb-29
Sub-total New Borrowings				14,000,000,000.00	10,295,556.00

Pounds Sterling
	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0228GBP03.676	1566020	GBP	40,000,000.00	54,454,000.00	29-Jan-26	5-Feb-26	5-Feb-28
Sub-total New Borrowings				40,000,000.00	54,454,000.00

United States Dollars
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/PRPUSDHCIS2	1269872	USD	1,200,000.00	1,200,000.00	24-Oct-24	15-Jan-26	15-Jan-75
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/ PRPUSDHCUK2	1596647	USD	64,755,000.00	64,755,000.00	13-Mar-26	31-Mar-26	31-Mar-76
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR05	1555723	USD	200,000,000.00	200,000,000.00	16-Jan-26	26-Jan-26	26-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0241USDSTR03	1573711	USD	110,000,000.00	110,000,000.00	6-Feb-26	13-Feb-26	13-Feb-41

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0346USDSTR04	1590890	USD	81,764,224.80	81,764,224.80	6-Mar-26	20-Mar-26	20-Mar-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR	1548479	USD	200,000,000.00	200,000,000.00	8-Jan-26	16-Jan-26	16-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0241USDSTR04	1573715	USD	110,000,000.00	110,000,000.00	6-Feb-26	13-Feb-26	13-Feb-41
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR06	1560495	USD	200,000,000.00	200,000,000.00	20-Jan-26	27-Jan-26	27-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0256USDSTR01	1563407	USD	200,000,000.00	200,000,000.00	26-Jan-26	2-Feb-26	2-Feb-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR10	1562566	USD	200,000,000.00	200,000,000.00	23-Jan-26	30-Jan-26	30-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR08	1561342	USD	200,000,000.00	200,000,000.00	21-Jan-26	28-Jan-26	28-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR03	1554539	USD	200,000,000.00	200,000,000.00	14-Jan-26	22-Jan-26	22-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR01	1552774	USD	200,000,000.00	200,000,000.00	9-Jan-26	16-Jan-26	16-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR02	1553431	USD	200,000,000.00	200,000,000.00	12-Jan-26	20-Jan-26	20-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0146USDSTR	1554541	USD	83,682,784.50	83,682,784.50	14-Jan-26	22-Jan-26	22-Jan-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR04	1555131	USD	200,000,000.00	200,000,000.00	15-Jan-26	23-Jan-26	23-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR09	1561930	USD	200,000,000.00	200,000,000.00	22-Jan-26	29-Jan-26	29-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0231USDSTR	1583722	USD	40,000,000.00	40,000,000.00	20-Feb-26	27-Feb-26	27-Feb-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0336USDSTR03	1593131	USD	38,000,000.00	38,000,000.00	11-Mar-26	18-Mar-26	7-Mar-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0346USDSTR05	1593728	USD	5,000,000.00	5,000,000.00	12-Mar-26	20-Mar-26	20-Mar-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR07	1561945	USD	60,000,000.00	60,000,000.00	23-Jan-26	30-Jan-26	30-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0336USDSTR04	1603637	USD	50,000,000.00	50,000,000.00	20-Mar-26	27-Mar-26	27-Mar-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR15	1555733	USD	50,000,000.00	50,000,000.00	16-Jan-26	28-Jan-26	28-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR16	1560483	USD	25,000,000.00	25,000,000.00	20-Jan-26	27-Jan-26	27-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR17	1560485	USD	25,000,000.00	25,000,000.00	20-Jan-26	27-Jan-26	27-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR18	1560487	USD	100,000,000.00	100,000,000.00	20-Jan-26	28-Jan-26	28-Jan-36

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR19	1560489	USD	50,000,000.00	50,000,000.00	20-Jan-26	28-Jan-26	28-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR20	1560502	USD	20,000,000.00	20,000,000.00	20-Jan-26	28-Jan-26	28-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0156USDSTR07	1561335	USD	50,000,000.00	50,000,000.00	21-Jan-26	28-Jan-26	28-Jan-56
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR21	1561337	USD	50,000,000.00	50,000,000.00	21-Jan-26	28-Jan-26	28-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR22	1561340	USD	50,000,000.00	50,000,000.00	21-Jan-26	28-Jan-26	28-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0731USDSTR	1561352	USD	100,000,000.00	100,000,000.00	21-Jan-26	28-Jan-26	28-Jul-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR23	1561928	USD	50,000,000.00	50,000,000.00	22-Jan-26	29-Jan-26	29-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR09	1553439	USD	20,000,000.00	20,000,000.00	12-Jan-26	20-Jan-26	20-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0336USDSTR02	1589684	USD	50,000,000.00	50,000,000.00	4-Mar-26	11-Mar-26	11-Mar-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR13	1554536	USD	25,000,000.00	25,000,000.00	14-Jan-26	22-Jan-26	22-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0141USDSTR02	1547514	USD	27,500,000.00	27,500,000.00	6-Jan-26	13-Jan-26	13-Jan-41
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR02	1547518	USD	50,000,000.00	50,000,000.00	6-Jan-26	13-Jan-26	13-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR02	1547520	USD	10,000,000.00	10,000,000.00	6-Jan-26	13-Jan-26	13-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR03	1547525	USD	105,000,000.00	105,000,000.00	6-Jan-26	13-Jan-26	13-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR04	1547527	USD	10,000,000.00	10,000,000.00	6-Jan-26	13-Jan-26	13-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR05	1547982	USD	50,000,000.00	50,000,000.00	7-Jan-26	14-Jan-26	14-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR06	1548467	USD	10,000,000.00	10,000,000.00	8-Jan-26	15-Jan-26	15-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR07	1548472	USD	30,000,000.00	30,000,000.00	8-Jan-26	15-Jan-26	15-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR04	1552772	USD	100,000,000.00	100,000,000.00	9-Jan-26	16-Jan-26	16-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR08	1552776	USD	30,000,000.00	30,000,000.00	9-Jan-26	16-Jan-26	16-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR05	1553433	USD	100,000,000.00	100,000,000.00	12-Jan-26	20-Jan-26	20-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR24	1562564	USD	50,000,000.00	50,000,000.00	23-Jan-26	30-Jan-26	30-Jan-36

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR06	1553840	USD	100,000,000.00	100,000,000.00	13-Jan-26	21-Jan-26	21-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR10	1553842	USD	90,000,000.00	90,000,000.00	13-Jan-26	21-Jan-26	21-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR12	1553846	USD	90,000,000.00	90,000,000.00	13-Jan-26	21-Jan-26	21-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR11	1553844	USD	60,000,000.00	60,000,000.00	13-Jan-26	21-Jan-26	21-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0136USDSTR14	1554543	USD	11,000,000.00	11,000,000.00	14-Jan-26	22-Jan-26	22-Jan-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0131USDSTR03	1548483	USD	25,000,000.00	25,000,000.00	8-Jan-26	15-Jan-26	15-Jan-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0133USDSTR01	1548470	USD	50,000,000.00	50,000,000.00	8-Jan-26	15-Jan-26	15-Jan-33
Sub-total New Borrowings				4,507,902,009.30	4,507,902,009.30

Total New Borrowings					5,146,104,973.31

Maturing Borrowings
Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL05.00	54228	BRL	(750,000,000.00)	(140,984,068.80)	12-Jan-21	22-Jan-21	22-Jan-26
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL05.00	156960	BRL	(150,000,000.00)	(28,196,813.76)	14-Jun-21	21-Jun-21	22-Jan-26
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL05.00	146847	BRL	(100,000,000.00)	(18,797,875.84)	25-May-21	2-Jun-21	22-Jan-26
	BOND/SELL BRL/IBRD/Other Structures (Non- Retail)/0326BRLSTR02	87255	BRL	(171,375,000.00)	(32,253,359.43)	2-Mar-21	23-Mar-21	23-Mar-26
	BOND/SELL BRL/IBRD/Other Structures (Non-Retail)/0226BRLSTR	54944	BRL	(53,500,000.00)	(10,211,580.12)	13-Jan-21	4-Feb-21	4-Feb-26
	BOND/SELL BRL/IBRD/Other Structures (Non- Retail)/0326BRLSTR01	83603	BRL	(76,020,000.00)	(14,263,466.99)	23-Feb-21	16-Mar-21	16-Mar-26
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL11.50	633389	BRL	(16,360,000.00)	(3,046,129.50)	5-Jan-23	13-Jan-23	13-Jan-26
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL09.50	313581	BRL	(45,520,000.00)	(8,483,515.66)	11-Jan-22	20-Jan-22	20-Jan-26
Sub-total Maturing Borrowings				(1,362,775,000.00)	(256,236,810.10)

Canadian Dollars
	BOND/SELL CAD/IBRD/PV MTN Core (Non- Retail)/0226CAD00.57135	66280	CAD	(25,000,000.00)	(18,269,511.84)	29-Jan-21	5-Feb-21	5-Feb-26
	BOND/SELL CAD/IBRD/PV BM/0126CAD0.625	50242	CAD	(1,500,000,000.00)	(1,080,497,028.63)	5-Jan-21	14-Jan-21	14-Jan-26
Sub-total Maturing Borrowings				(1,525,000,000.00)	(1,098,766,540.47)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0126CNH02.70	637803	CNY	(300,000,000.00)	(43,110,261.68)	11-Jan-23	20-Jan-23	20-Jan-26
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0226CNH02.895	652355	CNY	(340,000,000.00)	(49,107,400.77)	31-Jan-23	7-Feb-23	9-Feb-26
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0226CNH02.00	69761	CNY	(200,000,000.00)	(28,949,215.84)	4-Feb-21	18-Feb-21	18-Feb-26
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0226CNH02.00	90570	CNY	(100,000,000.00)	(14,474,607.92)	8-Mar-21	22-Mar-21	18-Feb-26
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0226CNH02.00	94965	CNY	(150,000,000.00)	(21,711,911.88)	16-Mar-21	23-Mar-21	18-Feb-26
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0226CNH02.00	155363	CNY	(250,000,000.00)	(36,186,519.80)	10-Jun-21	18-Jun-21	18-Feb-26
Sub-total Maturing Borrowings				(1,340,000,000.00)	(193,539,917.89)

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0226COP03.375	70819	COP	(60,000,000,000.00)	(16,376,931.45)	5-Feb-21	17-Feb-21	17-Feb-26
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0226COP03.375	492382	COP	(65,000,000,000.00)	(17,741,675.74)	29-Jul-22	5-Aug-22	17-Feb-26
Sub-total Maturing Borrowings				(125,000,000,000.00)	(34,118,607.19)

Georgian Lari
	BOND/SELL GEL/IBRD/PV MTN Non-Core (Non- Retail)/0126GEL08.50	951628	GEL	(67,000,000.00)	(24,870,081.66)	11-Jan-24	22-Jan-24	22-Jan-26
Sub-total Maturing Borrowings				(67,000,000.00)	(24,870,081.66)

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0326HKD04.0175	999804	HKD	(300,000,000.00)	(38,372,494.60)	15-Mar-24	25-Mar-24	25-Mar-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0326HKD03.965	1006914	HKD	(460,000,000.00)	(58,715,783.70)	21-Mar-24	28-Mar-24	30-Mar-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.7876	968348	HKD	(500,000,000.00)	(63,977,479.93)	5-Feb-24	14-Feb-24	17-Feb-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.80	972991	HKD	(200,000,000.00)	(25,590,991.97)	7-Feb-24	16-Feb-24	17-Feb-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0126HKD03.77	944648	HKD	(750,000,000.00)	(96,190,225.79)	4-Jan-24	11-Jan-24	12-Jan-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.73	965336	HKD	(850,000,000.00)	(108,751,975.13)	31-Jan-24	7-Feb-24	9-Feb-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0126HKD03.83	948599	HKD	(500,000,000.00)	(64,126,817.19)	5-Jan-24	12-Jan-24	12-Jan-26
Sub-total Maturing Borrowings				(3,560,000,000.00)	(455,725,768.31)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0226INR04.90	69763	INR	(3,000,000,000.00)	(33,120,808.15)	4-Feb-21	12-Feb-21	12-Feb-26
Sub-total Maturing Borrowings				(3,000,000,000.00)	(33,120,808.15)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0226IDR04.60	67961	IDR	(705,000,000,000.00)	(41,964,285.71)	2-Feb-21	9-Feb-21	9-Feb-26
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0226IDR04.60	250991	IDR	(725,000,000,000.00)	(43,154,761.90)	21-Oct-21	28-Oct-21	9-Feb-26
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0226IDR04.60	373748	IDR	(370,000,000,000.00)	(22,023,809.52)	6-Apr-22	13-Apr-22	9-Feb-26
Sub-total Maturing Borrowings				(1,800,000,000,000.00)	(107,142,857.13)

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0126MXN04.25	54217	MXN	(3,500,000,000.00)	(200,080,032.01)	12-Jan-21	22-Jan-21	22-Jan-26
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0126MXN04.25	94970	MXN	(500,000,000.00)	(28,582,861.72)	16-Mar-21	23-Mar-21	22-Jan-26
Sub-total Maturing Borrowings				(4,000,000,000.00)	(228,662,893.73)

New Turkish Lira
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0126TRY12.00A	54231	TRY	(350,000,000.00)	(8,084,634.57)	12-Jan-21	22-Jan-21	22-Jan-26
Sub-total Maturing Borrowings				(350,000,000.00)	(8,084,634.57)

Norwegian Kroner
	BOND/SELL NOK/IBRD/PV BM/0326NOK01.25	91551	NOK	(3,000,000,000.00)	(308,846,920.02)	9-Mar-21	16-Mar-21	16-Mar-26
	BOND/SELL NOK/IBRD/PV BM/0126NOKFRN	50777	NOK	(5,000,000,000.00)	(496,546,518.96)	6-Jan-21	13-Jan-21	13-Jan-26
Sub-total Maturing Borrowings				(8,000,000,000.00)	(805,393,438.98)

Philippine Pesos
	BOND/SELL PHP/IBRD/PV MTN Non-Core (Non- Retail)/0126PHP03.70	315812	PHP	(2,561,500,000.00)	(43,402,380.65)	14-Jan-22	25-Jan-22	26-Jan-26
Sub-total Maturing Borrowings				(2,561,500,000.00)	(43,402,380.65)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Russian Ruble
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non- Retail)/0126RUB04.25	103840	RUB	(2,000,000,000.00)	(26,451,527.58)	24-Mar-21	31-Mar-21	22-Jan-26
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non- Retail)/0126RUB04.25	54218	RUB	(1,293,580,000.00)	(17,108,583.52)	12-Jan-21	22-Jan-21	22-Jan-26
Sub-total Maturing Borrowings				(3,293,580,000.00)	(43,560,111.10)

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0226ZAR05.31	134835	ZAR	(370,000,000.00)	(22,912,983.30)	11-May-21	18-May-21	5-Feb-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0126ZAR04.50	54240	ZAR	(250,000,000.00)	(15,418,773.90)	12-Jan-21	22-Jan-21	22-Jan-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0126ZAR04.50	156959	ZAR	(500,000,000.00)	(30,837,547.80)	14-Jun-21	21-Jun-21	22-Jan-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0226ZAR00.00	4516	ZAR	(187,560,000.00)	(11,692,355.65)	17-Feb-98	17-Feb-98	17-Feb-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0226ZAR05.31	64954	ZAR	(38,000,000.00)	(2,353,225.31)	27-Jan-21	5-Feb-21	5-Feb-26
Sub-total Maturing Borrowings				(1,345,560,000.00)	(83,214,885.96)

Swedish Kronor
	BOND/SELL SEK/IBRD/PV BM/0326SEK00.25	91549	SEK	(2,000,000,000.00)	(213,223,025.95)	9-Mar-21	16-Mar-21	16-Mar-26
Sub-total Maturing Borrowings				(2,000,000,000.00)	(213,223,025.95)

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0126USDSTR01	54207	USD	(10,000,000.00)	(10,000,000.00)	12-Jan-21	20-Jan-21	21-Jan-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0226USDSTR06	67970	USD	(400,000,000.00)	(400,000,000.00)	2-Feb-21	10-Feb-21	10-Feb-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0226USDSTR06	74291	USD	(5,000,000.00)	(5,000,000.00)	11-Feb-21	22-Feb-21	10-Feb-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0226USDSTR04	74965	USD	(300,000,000.00)	(300,000,000.00)	12-Feb-21	24-Feb-21	24-Feb-26
	BOND/SELL USD/IBRD/Other (CAT)/0326USDCAR129	85117	USD	(100,000,000.00)	(100,000,000.00)	25-Feb-21	4-Mar-21	4-Mar-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0226USDSTR05	70815	USD	(300,000,000.00)	(300,000,000.00)	5-Feb-21	18-Feb-21	18-Feb-26
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0326USD03.40	686384	USD	(18,700,000.00)	(18,700,000.00)	15-Mar-23	28-Mar-23	30-Mar-26
	BOND/SELL USD/IBRD/Other (CAT)/0326USDCAR131	692127	USD	(350,000,000.00)	(350,000,000.00)	17-Mar-23	24-Mar-23	31-Mar-26
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0326USD08.88	4501	USD	(108,308,000.00)	(108,308,000.00)	13-Mar-86	13-Mar-86	2-Mar-26
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0326USD00.00	4498	USD	-110000000	-110000000	26-Feb-88	26-Feb-88	2-Mar-26
Sub-total Maturing Borrowings				(1,702,008,000.00)	(1,702,008,000.00)

Total Maturing Borrowings					(5,331,070,761.84)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirements
Australian Dollars
	BOND/BUY AUD/IBRD/PV MTN Core (Non-Retail)/0430AUD03.28	1577033	AUD	(132,000,000.00)	(93,020,400.00)	13-Feb-26	24-Feb-26	26-Apr-30
Sub-total Early Retirements				(132,000,000.00)	(93,020,400.00)

Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0231EURSTR	1562570	EUR	(75,000,000.00)	(88,942,500.00)	23-Jan-26	13-Feb-26	13-Feb-31
	BOND/BUY EUR/IBRD/European Retail (Structure)/0229EURSTR	1573717	EUR	(10,000,000.00)	(11,733,000.00)	6-Feb-26	2-Mar-26	28-Feb-29
Sub-total Early Retirements				(85,000,000.00)	(100,675,500.00)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0355USDSTR03	1586210	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-26	19-Mar-26	19-Mar-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0330USDSTR04	1589098	USD	(20,000,000.00)	(20,000,000.00)	3-Mar-26	24-Mar-26	24-Mar-30
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0355USDSTR04	1589099	USD	(70,000,000.00)	(70,000,000.00)	3-Mar-26	24-Mar-26	24-Mar-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0335USDSTR10	1592544	USD	(20,000,000.00)	(20,000,000.00)	10-Mar-26	31-Mar-26	31-Mar-35
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0329USDSTR03	1590902	USD	(25,000,000.00)	(25,000,000.00)	6-Mar-26	27-Mar-26	27-Mar-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0355USDSTR02	1585553	USD	(50,000,000.00)	(50,000,000.00)	25-Feb-26	18-Mar-26	18-Mar-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0330USDSTR03	1587698	USD	(18,000,000.00)	(18,000,000.00)	27-Feb-26	20-Mar-26	20-Mar-30
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0333USDSTR02	1574711	USD	(35,000,000.00)	(35,000,000.00)	9-Feb-26	3-Mar-26	3-Mar-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0355USDSTR	1577713	USD	(50,000,000.00)	(50,000,000.00)	17-Feb-26	10-Mar-26	10-Mar-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0233USDSTR07	1573721	USD	(100,000,000.00)	(100,000,000.00)	6-Feb-26	2-Mar-26	28-Feb-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0228USDSTR05	1553438	USD	(50,000,000.00)	(50,000,000.00)	12-Jan-26	3-Feb-26	3-Feb-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR	1564085	USD	(50,000,000.00)	(50,000,000.00)	27-Jan-26	18-Feb-26	18-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0233USDSTR05	1566629	USD	(110,000,000.00)	(110,000,000.00)	30-Jan-26	23-Feb-26	23-Feb-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0233USDSTR04	1566630	USD	(100,000,000.00)	(100,000,000.00)	30-Jan-26	23-Feb-26	22-Feb-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0230USDSTR01	1562571	USD	(38,800,000.00)	(38,800,000.00)	23-Jan-26	13-Feb-26	13-Feb-30

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR05	1568453	USD	(50,000,000.00)	(50,000,000.00)	3-Feb-26	25-Feb-26	25-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR04	1545396	USD	(25,000,000.00)	(25,000,000.00)	30-Dec-25	22-Jan-26	22-Jul-35
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0230USDSTR	1561937	USD	(200,000,000.00)	(200,000,000.00)	22-Jan-26	12-Feb-26	12-Feb-30
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR07	1569596	USD	(50,000,000.00)	(50,000,000.00)	5-Feb-26	27-Feb-26	27-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR08	1569597	USD	(50,000,000.00)	(50,000,000.00)	5-Feb-26	27-Feb-26	27-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR04	1564849	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-26	19-Feb-26	19-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR03	1564850	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-26	19-Feb-26	19-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0728USDSTR06	1548481	USD	(50,000,000.00)	(50,000,000.00)	8-Jan-26	30-Jan-26	30-Jul-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0233USDSTR06	1567306	USD	(60,000,000.00)	(60,000,000.00)	2-Feb-26	24-Feb-26	24-Feb-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/1055USDSTR20	1548477	USD	(25,000,000.00)	(25,000,000.00)	8-Jan-26	2-Feb-26	31-Oct-35
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0828USDSTR	1554552	USD	(40,000,000.00)	(40,000,000.00)	14-Jan-26	5-Feb-26	5-Aug-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0828USDSTR03	1554554	USD	(40,000,000.00)	(40,000,000.00)	14-Jan-26	5-Feb-26	5-Aug-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR03	1552781	USD	(70,000,000.00)	(70,000,000.00)	9-Jan-26	2-Feb-26	31-Jan-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR01	1552783	USD	(500,000,000.00)	(500,000,000.00)	9-Jan-26	2-Feb-26	1-Feb-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0233USDSTR03	1563405	USD	(15,000,000.00)	(15,000,000.00)	26-Jan-26	17-Feb-26	16-Feb-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR02	1563406	USD	(50,000,000.00)	(50,000,000.00)	26-Jan-26	17-Feb-26	14-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0130USDSTR	1541527	USD	(30,000,000.00)	(30,000,000.00)	24-Dec-25	20-Jan-26	17-Jan-30
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0129USDSTR01	1547101	USD	(25,000,000.00)	(25,000,000.00)	5-Jan-26	26-Jan-26	26-Jan-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0255USDSTR06	1568454	USD	(50,000,000.00)	(50,000,000.00)	3-Feb-26	26-Feb-26	26-Feb-55
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0735USDSTR01	1541526	USD	(10,000,000.00)	(10,000,000.00)	24-Dec-25	16-Jan-26	16-Jul-35
Sub-total Early Retirements				(2,226,800,000.00)	(2,226,800,000.00)

Total Early Retirements					(2,420,495,900.00)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01 2026 through March 31 2026

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1576592	USD	50,000,000.00	50,000,000.00	12-Feb-26	13-Feb-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260424 WB	1576594	USD	8,000,000.00	8,000,000.00	12-Feb-26	12-Feb-26	24-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1582481	USD	50,000,000.00	50,000,000.00	18-Feb-26	18-Feb-26	7-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260506 WB	1608489	USD	25,000,000.00	25,000,000.00	31-Mar-26	31-Mar-26	6-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260504 WB	1608490	USD	50,000,000.00	50,000,000.00	31-Mar-26	31-Mar-26	4-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260514 WB	1608492	USD	116,000,000.00	116,000,000.00	31-Mar-26	31-Mar-26	14-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1608495	USD	50,000,000.00	50,000,000.00	31-Mar-26	31-Mar-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260708 WB	1608504	USD	25,000,000.00	25,000,000.00	31-Mar-26	31-Mar-26	8-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260630 WB	1608505	USD	290,000.00	290,000.00	31-Mar-26	31-Mar-26	30-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260629 WB	1608506	USD	25,000,000.00	25,000,000.00	31-Mar-26	31-Mar-26	29-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261116 WB	1608507	USD	30,000,000.00	30,000,000.00	31-Mar-26	31-Mar-26	16-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260605 WB	1554546	USD	50,000,000.00	50,000,000.00	14-Jan-26	15-Jan-26	5-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260612 WB	1554547	USD	50,000,000.00	50,000,000.00	14-Jan-26	16-Jan-26	12-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260417 WB	1582482	USD	25,000,000.00	25,000,000.00	18-Feb-26	18-Feb-26	17-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260501 WB	1583710	USD	25,000,000.00	25,000,000.00	20-Feb-26	20-Feb-26	1-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1583711	USD	50,000,000.00	50,000,000.00	20-Feb-26	20-Feb-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260821 WB	1583712	USD	50,000,000.00	50,000,000.00	20-Feb-26	20-Feb-26	21-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260501 WB	1583713	USD	25,000,000.00	25,000,000.00	20-Feb-26	20-Feb-26	1-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260413 WB	1583717	USD	25,000,000.00	25,000,000.00	20-Feb-26	20-Feb-26	13-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260417 WB	1583718	USD	30,500,000.00	30,500,000.00	20-Feb-26	20-Feb-26	17-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1602175	USD	2,800,000.00	2,800,000.00	18-Mar-26	20-Mar-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260615 WB	1602177	USD	200,000,000.00	200,000,000.00	18-Mar-26	19-Mar-26	15-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260720 WB	1601458	USD	50,000,000.00	50,000,000.00	17-Mar-26	17-Mar-26	20-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260923 WB	1588455	USD	50,000,000.00	50,000,000.00	2-Mar-26	2-Mar-26	23-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1588471	USD	20,000,000.00	20,000,000.00	2-Mar-26	2-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1588472	USD	20,000,000.00	20,000,000.00	2-Mar-26	2-Mar-26	1-Jun-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1588473	USD	20,000,000.00	20,000,000.00	2-Mar-26	2-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1588474	USD	20,000,000.00	20,000,000.00	2-Mar-26	2-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1588475	USD	20,000,000.00	20,000,000.00	2-Mar-26	2-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260528 WB	1602803	USD	45,000,000.00	45,000,000.00	19-Mar-26	25-Mar-26	28-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1602804	USD	50,000,000.00	50,000,000.00	19-Mar-26	20-Mar-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260402 WB	1555728	USD	37,023,000.00	37,023,000.00	16-Jan-26	16-Jan-26	2-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260629 WB	1584210	USD	200,000,000.00	200,000,000.00	23-Feb-26	23-Feb-26	29-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260529 WB	1584212	USD	36,000,000.00	36,000,000.00	23-Feb-26	24-Feb-26	29-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260630 WB	1604122	USD	250,000,000.00	250,000,000.00	23-Mar-26	24-Mar-26	30-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1604126	USD	15,000,000.00	15,000,000.00	23-Mar-26	23-Mar-26	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1604129	USD	15,000,000.00	15,000,000.00	23-Mar-26	23-Mar-26	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1604130	USD	15,000,000.00	15,000,000.00	23-Mar-26	23-Mar-26	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260420 WB	1604131	USD	200,000,000.00	200,000,000.00	23-Mar-26	23-Mar-26	20-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260506 WB	1604132	USD	25,000,000.00	25,000,000.00	23-Mar-26	27-Mar-26	6-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260422 WB	1604133	USD	25,000,000.00	25,000,000.00	23-Mar-26	23-Mar-26	22-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260410 WB	1560498	USD	4,000,000.00	4,000,000.00	20-Jan-26	21-Jan-26	10-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260526 WB	1589097	USD	8,938,000.00	8,938,000.00	3-Mar-26	4-Mar-26	26-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260402 WB	1561347	USD	25,000,000.00	25,000,000.00	21-Jan-26	26-Jan-26	2-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260417 WB	1561348	USD	25,000,000.00	25,000,000.00	21-Jan-26	26-Jan-26	17-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260424 WB	1561349	USD	24,000,000.00	24,000,000.00	21-Jan-26	26-Jan-26	24-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260529 WB	1589688	USD	25,000,000.00	25,000,000.00	4-Mar-26	4-Mar-26	29-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1590106	USD	50,000,000.00	50,000,000.00	5-Mar-26	5-Mar-26	9-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260422 WB	1604573	USD	214,000,000.00	214,000,000.00	24-Mar-26	24-Mar-26	22-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1604574	USD	20,000,000.00	20,000,000.00	24-Mar-26	24-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1604579	USD	20,000,000.00	20,000,000.00	24-Mar-26	24-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1604580	USD	20,000,000.00	20,000,000.00	24-Mar-26	24-Mar-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1604584	USD	140,000,000.00	140,000,000.00	24-Mar-26	24-Mar-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260511 WB	1604600	USD	60,000,000.00	60,000,000.00	24-Mar-26	30-Mar-26	11-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260501 WB	1604601	USD	12,500,000.00	12,500,000.00	24-Mar-26	26-Mar-26	1-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260608 WB	1604602	USD	500,000.00	500,000.00	24-Mar-26	26-Mar-26	8-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1604603	USD	5,930,000.00	5,930,000.00	24-Mar-26	26-Mar-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261014 WB	1602174	USD	85,000,000.00	85,000,000.00	18-Mar-26	20-Mar-26	14-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1561934	USD	35,969,000.00	35,969,000.00	22-Jan-26	22-Jan-26	1-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260605 WB	1590894	USD	10,000,000.00	10,000,000.00	6-Mar-26	6-Mar-26	5-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260605 WB	1590895	USD	10,000,000.00	10,000,000.00	6-Mar-26	6-Mar-26	5-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1604604	USD	25,000,000.00	25,000,000.00	24-Mar-26	27-Mar-26	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260611 WB	1604606	USD	17,000,000.00	17,000,000.00	24-Mar-26	30-Mar-26	11-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260729 WB	1563403	USD	50,000,000.00	50,000,000.00	26-Jan-26	30-Jan-26	29-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260415 WB	1563404	USD	85,917,000.00	85,917,000.00	26-Jan-26	26-Jan-26	15-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260508 WB	1585554	USD	50,000,000.00	50,000,000.00	25-Feb-26	2-Mar-26	8-May-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260605 WB	1590896	USD	10,000,000.00	10,000,000.00	6-Mar-26	6-Mar-26	5-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1605759	USD	25,000,000.00	25,000,000.00	25-Mar-26	25-Mar-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260611 WB	1605762	USD	200,000,000.00	200,000,000.00	25-Mar-26	25-Mar-26	11-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260415 WB	1564084	USD	50,000,000.00	50,000,000.00	27-Jan-26	27-Jan-26	15-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260424 WB	1564087	USD	40,000,000.00	40,000,000.00	27-Jan-26	27-Jan-26	24-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260420 WB	1564090	USD	35,921,000.00	35,921,000.00	27-Jan-26	28-Jan-26	20-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1586205	USD	50,000,000.00	50,000,000.00	26-Feb-26	27-Feb-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260522 WB	1586206	USD	150,000,000.00	150,000,000.00	26-Feb-26	26-Feb-26	22-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260528 WB	1586208	USD	200,000,000.00	200,000,000.00	26-Feb-26	26-Feb-26	28-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260604 WB	1604605	USD	17,000,000.00	17,000,000.00	24-Mar-26	30-Mar-26	4-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260420 WB	1564844	USD	5,000,000.00	5,000,000.00	28-Jan-26	2-Feb-26	20-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260413 WB	1566617	USD	50,000,000.00	50,000,000.00	30-Jan-26	30-Jan-26	13-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260410 WB	1566618	USD	50,000,000.00	50,000,000.00	30-Jan-26	30-Jan-26	10-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260408 WB	1566619	USD	40,000,000.00	40,000,000.00	30-Jan-26	4-Feb-26	8-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260408 WB	1566626	USD	15,000,000.00	15,000,000.00	30-Jan-26	30-Jan-26	8-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260527 WB	1606337	USD	108,738,000.00	108,738,000.00	26-Mar-26	26-Mar-26	27-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261106 WB	1605761	USD	50,000,000.00	50,000,000.00	25-Mar-26	27-Mar-26	6-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260408 WB	1567310	USD	64,000,000.00	64,000,000.00	2-Feb-26	2-Feb-26	8-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260821 WB	1567313	USD	5,000,000.00	5,000,000.00	2-Feb-26	3-Feb-26	21-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260729 WB	1593711	USD	50,000,000.00	50,000,000.00	12-Mar-26	12-Mar-26	29-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1593719	USD	50,000,000.00	50,000,000.00	12-Mar-26	12-Mar-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1593720	USD	50,000,000.00	50,000,000.00	12-Mar-26	12-Mar-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260923 WB	1607052	USD	50,000,000.00	50,000,000.00	27-Mar-26	27-Mar-26	23-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1607053	USD	50,000,000.00	50,000,000.00	27-Mar-26	27-Mar-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1607054	USD	50,000,000.00	50,000,000.00	27-Mar-26	27-Mar-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260902 WB	1607055	USD	50,000,000.00	50,000,000.00	27-Mar-26	27-Mar-26	2-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1569159	USD	50,000,000.00	50,000,000.00	4-Feb-26	6-Feb-26	15-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260427 WB	1607064	USD	42,000,000.00	42,000,000.00	27-Mar-26	30-Mar-26	27-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260608 WB	1607072	USD	5,000,000.00	5,000,000.00	27-Mar-26	30-Mar-26	8-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1574710	USD	200,000,000.00	200,000,000.00	9-Feb-26	10-Feb-26	15-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260902 WB	1594318	USD	85,000,000.00	85,000,000.00	13-Mar-26	13-Mar-26	2-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1594319	USD	70,000,000.00	70,000,000.00	13-Mar-26	13-Mar-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260519 WB	1605758	USD	48,000,000.00	48,000,000.00	25-Mar-26	25-Mar-26	19-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261028 WB	1605760	USD	35,000,000.00	35,000,000.00	25-Mar-26	25-Mar-26	28-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1547079	USD	200,000,000.00	200,000,000.00	5-Jan-26	5-Jan-26	15-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260424 WB	1575268	USD	15,000,000.00	15,000,000.00	10-Feb-26	10-Feb-26	24-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260529 WB	1575273	USD	64,000,000.00	64,000,000.00	10-Feb-26	10-Feb-26	29-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260504 WB	1607526	USD	25,000,000.00	25,000,000.00	30-Mar-26	30-Mar-26	4-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260504 WB	1607530	USD	20,000,000.00	20,000,000.00	30-Mar-26	30-Mar-26	4-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260513 WB	1569161	USD	200,000,000.00	200,000,000.00	4-Feb-26	4-Feb-26	13-May-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261007 WB	1602173	USD	50,000,000.00	50,000,000.00	18-Mar-26	18-Mar-26	7-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261021 WB	1602180	USD	60,000,000.00	60,000,000.00	18-Mar-26	19-Mar-26	21-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260605 WB	1575982	USD	50,000,000.00	50,000,000.00	11-Feb-26	13-Feb-26	5-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260511 WB	1575984	USD	2,700,000.00	2,700,000.00	11-Feb-26	13-Feb-26	11-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1575985	USD	2,900,000.00	2,900,000.00	11-Feb-26	13-Feb-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260601 WB	1575998	USD	50,000,000.00	50,000,000.00	11-Feb-26	12-Feb-26	1-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260611 WB	1596642	USD	426,000.00	426,000.00	16-Mar-26	16-Mar-26	11-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260429 WB	1575981	USD	113,714,000.00	113,714,000.00	11-Feb-26	11-Feb-26	29-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261001 WB	1603639	USD	25,000,000.00	25,000,000.00	20-Mar-26	23-Mar-26	1-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1601457	USD	50,000,000.00	50,000,000.00	17-Mar-26	17-Mar-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260612 WB	1601462	USD	1,000,000.00	1,000,000.00	17-Mar-26	17-Mar-26	12-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1601463	USD	52,028,000.00	52,028,000.00	17-Mar-26	18-Mar-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260507 WB	1589689	USD	95,403,000.00	95,403,000.00	4-Mar-26	6-Mar-26	7-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260916 WB	1590105	USD	50,000,000.00	50,000,000.00	5-Mar-26	6-Mar-26	16-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260722 WB	1562568	USD	50,000,000.00	50,000,000.00	23-Jan-26	28-Jan-26	22-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260406 WB	1564092	USD	6,000,000.00	6,000,000.00	27-Jan-26	28-Jan-26	6-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260702 WB	1585555	USD	45,000,000.00	45,000,000.00	25-Feb-26	25-Feb-26	2-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260616 WB	1584987	USD	25,000,000.00	25,000,000.00	24-Feb-26	24-Feb-26	16-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260819 WB	1588456	USD	50,000,000.00	50,000,000.00	2-Mar-26	2-Mar-26	19-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260617 WB	1554548	USD	50,000,000.00	50,000,000.00	14-Jan-26	16-Jan-26	17-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260624 WB	1554549	USD	50,000,000.00	50,000,000.00	14-Jan-26	16-Jan-26	24-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260626 WB	1561345	USD	50,000,000.00	50,000,000.00	21-Jan-26	23-Jan-26	26-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260407 WB	1569162	USD	18,252,000.00	18,252,000.00	4-Feb-26	5-Feb-26	7-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260423 WB	1569165	USD	34,898,000.00	34,898,000.00	4-Feb-26	4-Feb-26	23-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260430 WB	1575270	USD	64,000,000.00	64,000,000.00	10-Feb-26	10-Feb-26	30-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260915 WB	1584211	USD	200,000,000.00	200,000,000.00	23-Feb-26	24-Feb-26	15-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260428 WB	1562582	USD	20,000,000.00	20,000,000.00	23-Jan-26	28-Jan-26	28-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260520 WB	1554545	USD	65,000,000.00	65,000,000.00	14-Jan-26	15-Jan-26	20-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1585552	USD	50,000,000.00	50,000,000.00	25-Feb-26	27-Feb-26	2-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1586207	USD	60,000,000.00	60,000,000.00	26-Feb-26	26-Feb-26	28-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1554551	USD	100,000,000.00	100,000,000.00	14-Jan-26	14-Jan-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1583716	USD	100,000,000.00	100,000,000.00	20-Feb-26	20-Feb-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260508 WB	1602176	USD	100,000,000.00	100,000,000.00	18-Mar-26	19-Mar-26	8-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1555729	USD	100,000,000.00	100,000,000.00	16-Jan-26	16-Jan-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1584207	USD	100,000,000.00	100,000,000.00	23-Feb-26	23-Feb-26	25-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1584208	USD	100,000,000.00	100,000,000.00	23-Feb-26	23-Feb-26	25-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260826 WB	1584213	USD	100,000,000.00	100,000,000.00	23-Feb-26	24-Feb-26	26-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1604123	USD	100,000,000.00	100,000,000.00	23-Mar-26	23-Mar-26	28-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1604124	USD	100,000,000.00	100,000,000.00	23-Mar-26	23-Mar-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1560499	USD	100,000,000.00	100,000,000.00	20-Jan-26	21-Jan-26	27-Jul-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1584988	USD	100,000,000.00	100,000,000.00	24-Feb-26	25-Feb-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1584989	USD	100,000,000.00	100,000,000.00	24-Feb-26	25-Feb-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1584990	USD	100,000,000.00	100,000,000.00	24-Feb-26	24-Feb-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260825 WB	1590107	USD	100,000,000.00	100,000,000.00	5-Mar-26	5-Mar-26	25-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1585556	USD	100,000,000.00	100,000,000.00	25-Feb-26	26-Feb-26	28-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1590897	USD	100,000,000.00	100,000,000.00	6-Mar-26	6-Mar-26	25-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1590898	USD	100,000,000.00	100,000,000.00	6-Mar-26	6-Mar-26	9-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1564089	USD	100,000,000.00	100,000,000.00	27-Jan-26	28-Jan-26	1-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260508 WB	1586209	USD	100,000,000.00	100,000,000.00	26-Feb-26	27-Feb-26	8-May-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260706 WB	1566627	USD	100,000,000.00	100,000,000.00	30-Jan-26	2-Feb-26	6-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260706 WB	1567309	USD	100,000,000.00	100,000,000.00	2-Feb-26	2-Feb-26	6-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1593712	USD	100,000,000.00	100,000,000.00	12-Mar-26	12-Mar-26	11-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260826 WB	1593716	USD	100,000,000.00	100,000,000.00	12-Mar-26	12-Mar-26	26-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1607056	USD	100,000,000.00	100,000,000.00	27-Mar-26	27-Mar-26	11-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260717 WB	1573718	USD	100,000,000.00	100,000,000.00	6-Feb-26	6-Feb-26	17-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260717 WB	1575269	USD	100,000,000.00	100,000,000.00	10-Feb-26	10-Feb-26	17-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1552780	USD	100,000,000.00	100,000,000.00	9-Jan-26	9-Jan-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1596643	USD	100,000,000.00	100,000,000.00	16-Mar-26	17-Mar-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260615 WB	1601456	USD	100,000,000.00	100,000,000.00	17-Mar-26	17-Mar-26	15-Jun-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260825 WB	1601459	USD	100,000,000.00	100,000,000.00	17-Mar-26	18-Mar-26	25-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1601460	USD	100,000,000.00	100,000,000.00	17-Mar-26	18-Mar-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1601461	USD	100,000,000.00	100,000,000.00	17-Mar-26	17-Mar-26	25-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1588467	USD	100,000,000.00	100,000,000.00	2-Mar-26	2-Mar-26	1-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1582478	USD	25,000,000.00	25,000,000.00	18-Feb-26	24-Feb-26	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1583048	USD	20,000,000.00	20,000,000.00	19-Feb-26	19-Feb-26	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260317 WB	1569160	USD	18,000,000.00	18,000,000.00	4-Feb-26	4-Feb-26	17-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260317 WB	1569591	USD	300,000,000.00	300,000,000.00	5-Feb-26	5-Feb-26	17-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260331 WB	1583715	USD	25,000,000.00	25,000,000.00	20-Feb-26	23-Feb-26	31-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260319 WB	1569593	USD	229,000,000.00	229,000,000.00	5-Feb-26	5-Feb-26	19-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260319 WB	1575975	USD	200,000,000.00	200,000,000.00	11-Feb-26	11-Feb-26	19-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260324 WB	1584209	USD	129,000,000.00	129,000,000.00	23-Feb-26	23-Feb-26	24-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1554550	USD	8,869,000.00	8,869,000.00	14-Jan-26	16-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1555722	USD	34,000,000.00	34,000,000.00	16-Jan-26	22-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1560500	USD	5,000,000.00	5,000,000.00	20-Jan-26	23-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1582479	USD	60,000,000.00	60,000,000.00	18-Feb-26	25-Feb-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260326 WB	1555727	USD	50,000,000.00	50,000,000.00	16-Jan-26	16-Jan-26	26-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260326 WB	1582483	USD	25,000,000.00	25,000,000.00	18-Feb-26	18-Feb-26	26-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260323 WB	1561943	USD	10,079,000.00	10,079,000.00	22-Jan-26	23-Jan-26	23-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260325 WB	1560496	USD	45,000,000.00	45,000,000.00	20-Jan-26	22-Jan-26	25-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1567307	USD	25,000,000.00	25,000,000.00	2-Feb-26	5-Feb-26	20-Mar-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569592	USD	20,000,000.00	20,000,000.00	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569594	USD	20,000,000.00	20,000,000.00	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569595	USD	20,000,000.00	20,000,000.00	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260218 WB	1566624	USD	250,000,000.00	250,000,000.00	30-Jan-26	30-Jan-26	18-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1564088	USD	100,000,000.00	100,000,000.00	27-Jan-26	27-Jan-26	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1555726	USD	60,000,000.00	60,000,000.00	16-Jan-26	22-Jan-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1561932	USD	20,000,000.00	20,000,000.00	22-Jan-26	22-Jan-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1577711	USD	100,000,000.00	100,000,000.00	17-Feb-26	17-Feb-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1582480	USD	200,000,000.00	200,000,000.00	18-Feb-26	18-Feb-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1547081	USD	200,000,000.00	200,000,000.00	5-Jan-26	7-Jan-26	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1560493	USD	300,000,000.00	300,000,000.00	20-Jan-26	20-Jan-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1575983	USD	1,000,000.00	1,000,000.00	11-Feb-26	13-Feb-26	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1564083	USD	300,000,000.00	300,000,000.00	27-Jan-26	27-Jan-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1567308	USD	50,000,000.00	50,000,000.00	2-Feb-26	2-Feb-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260313 WB	1576593	USD	129,000,000.00	129,000,000.00	12-Feb-26	12-Feb-26	13-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1555725	USD	25,000,000.00	25,000,000.00	16-Jan-26	21-Jan-26	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566620	USD	25,000,000.00	25,000,000.00	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1564086	USD	16,000,000.00	16,000,000.00	27-Jan-26	27-Jan-26	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566621	USD	25,000,000.00	25,000,000.00	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566622	USD	25,000,000.00	25,000,000.00	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566623	USD	25,000,000.00	25,000,000.00	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1576595	USD	149,500,000.00	149,500,000.00	12-Feb-26	12-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1583714	USD	100,000,000.00	100,000,000.00	20-Feb-26	20-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1584206	USD	130,000,000.00	130,000,000.00	23-Feb-26	23-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1584986	USD	100,000,000.00	100,000,000.00	24-Feb-26	24-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1561346	USD	19,455,000.00	19,455,000.00	21-Jan-26	23-Jan-26	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260217 WB	1573714	USD	100,000,000.00	100,000,000.00	6-Feb-26	6-Feb-26	17-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1547080	USD	5,000,000.00	5,000,000.00	5-Jan-26	9-Jan-26	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1552779	USD	74,000,000.00	74,000,000.00	9-Jan-26	9-Jan-26	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1561350	USD	150,000,000.00	150,000,000.00	21-Jan-26	21-Jan-26	26-Jan-26
Sub-total New Borrowings				14,363,250,000.00	14,363,250,000.00

Total New Borrowings					14,363,250,000.00

Maturing Borrowings
Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0326KZT12.5	1280058	KZT	(15,000,000,000.00)	(30,291,403.30)	26-Feb-25	5-Mar-25	5-Mar-26
Sub-total Maturing Borrowings				(15,000,000,000.00)	(30,291,403.30)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1582478	USD	(25,000,000.00)	(25,000,000.00)	18-Feb-26	24-Feb-26	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1583048	USD	(20,000,000.00)	(20,000,000.00)	19-Feb-26	19-Feb-26	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260317 WB	1569160	USD	(18,000,000.00)	(18,000,000.00)	4-Feb-26	4-Feb-26	17-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260317 WB	1569591	USD	(300,000,000.00)	(300,000,000.00)	5-Feb-26	5-Feb-26	17-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260331 WB	1583715	USD	(25,000,000.00)	(25,000,000.00)	20-Feb-26	23-Feb-26	31-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1394169	USD	(100,000,000.00)	(100,000,000.00)	16-Jul-25	16-Jul-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1438043	USD	(100,000,000.00)	(100,000,000.00)	11-Sep-25	11-Sep-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1440043	USD	(200,000,000.00)	(200,000,000.00)	16-Sep-25	22-Sep-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260319 WB	1569593	USD	(229,000,000.00)	(229,000,000.00)	5-Feb-26	5-Feb-26	19-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260319 WB	1575975	USD	(200,000,000.00)	(200,000,000.00)	11-Feb-26	11-Feb-26	19-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260324 WB	1584209	USD	(129,000,000.00)	(129,000,000.00)	23-Feb-26	23-Feb-26	24-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1475530	USD	(100,000,000.00)	(100,000,000.00)	20-Oct-25	21-Oct-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260325 WB	1402879	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-25	28-Jul-25	25-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1524153	USD	(40,000,000.00)	(40,000,000.00)	4-Dec-25	5-Dec-25	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1554550	USD	(8,869,000.00)	(8,869,000.00)	14-Jan-26	16-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1555722	USD	(34,000,000.00)	(34,000,000.00)	16-Jan-26	22-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1560500	USD	(5,000,000.00)	(5,000,000.00)	20-Jan-26	23-Jan-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260330 WB	1582479	USD	(60,000,000.00)	(60,000,000.00)	18-Feb-26	25-Feb-26	30-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260326 WB	1555727	USD	(50,000,000.00)	(50,000,000.00)	16-Jan-26	16-Jan-26	26-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260326 WB	1582483	USD	(25,000,000.00)	(25,000,000.00)	18-Feb-26	18-Feb-26	26-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260316 WB	1519120	USD	(70,000,000.00)	(70,000,000.00)	25-Nov-25	28-Nov-25	16-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260325 WB	1500372	USD	(60,000,000.00)	(60,000,000.00)	21-Nov-25	21-Nov-25	25-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260323 WB	1561943	USD	(10,079,000.00)	(10,079,000.00)	22-Jan-26	23-Jan-26	23-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260325 WB	1560496	USD	(45,000,000.00)	(45,000,000.00)	20-Jan-26	22-Jan-26	25-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260331 WB	1518419	USD	(60,000,000.00)	(60,000,000.00)	24-Nov-25	24-Nov-25	31-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260318 WB	1499238	USD	(50,000,000.00)	(50,000,000.00)	19-Nov-25	19-Nov-25	18-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1498041	USD	(85,000,000.00)	(85,000,000.00)	18-Nov-25	20-Nov-25	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260331 WB	1476131	USD	(200,000,000.00)	(200,000,000.00)	21-Oct-25	21-Oct-25	31-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1522998	USD	(50,000,000.00)	(50,000,000.00)	2-Dec-25	2-Dec-25	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1567307	USD	(25,000,000.00)	(25,000,000.00)	2-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569592	USD	(20,000,000.00)	(20,000,000.00)	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569594	USD	(20,000,000.00)	(20,000,000.00)	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260320 WB	1569595	USD	(20,000,000.00)	(20,000,000.00)	5-Feb-26	5-Feb-26	20-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1499239	USD	(50,000,000.00)	(50,000,000.00)	19-Nov-25	20-Nov-25	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260327 WB	1499240	USD	(9,353,000.00)	(9,353,000.00)	19-Nov-25	20-Nov-25	27-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260312 WB	1499930	USD	(500,000,000.00)	(500,000,000.00)	20-Nov-25	21-Nov-25	12-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260112 WB	1519119	USD	(24,400,000.00)	(24,400,000.00)	25-Nov-25	25-Nov-25	12-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260112 WB	1533019	USD	(21,000,000.00)	(21,000,000.00)	15-Dec-25	15-Dec-25	12-Jan-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260203 WB	1538699	USD	(8,100,000.00)	(8,100,000.00)	17-Dec-25	19-Dec-25	3-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1375674	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-25	24-Jun-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1446866	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-25	22-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1446867	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-25	22-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1480468	USD	(50,000,000.00)	(50,000,000.00)	29-Oct-25	31-Oct-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260223 WB	1445510	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-25	18-Sep-25	23-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260305 WB	1498038	USD	(45,000,000.00)	(45,000,000.00)	18-Nov-25	18-Nov-25	5-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260312 WB	1530058	USD	(35,000,000.00)	(35,000,000.00)	9-Dec-25	12-Dec-25	12-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260312 WB	1533020	USD	(1,000,000.00)	(1,000,000.00)	15-Dec-25	16-Dec-25	12-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260115 WB	1491228	USD	(100,000,000.00)	(100,000,000.00)	12-Nov-25	13-Nov-25	15-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1490481	USD	(50,000,000.00)	(50,000,000.00)	10-Nov-25	12-Nov-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1500368	USD	(2,000,000.00)	(2,000,000.00)	21-Nov-25	24-Nov-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1519123	USD	(5,000,000.00)	(5,000,000.00)	25-Nov-25	26-Nov-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1528486	USD	(181,000,000.00)	(181,000,000.00)	5-Dec-25	5-Dec-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1533922	USD	(50,000,000.00)	(50,000,000.00)	16-Dec-25	16-Dec-25	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1484193	USD	(50,000,000.00)	(50,000,000.00)	4-Nov-25	4-Nov-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260218 WB	1566624	USD	(250,000,000.00)	(250,000,000.00)	30-Jan-26	30-Jan-26	18-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1479716	USD	(50,000,000.00)	(50,000,000.00)	28-Oct-25	28-Oct-25	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1344330	USD	(100,000,000.00)	(100,000,000.00)	19-May-25	20-May-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1375672	USD	(100,000,000.00)	(100,000,000.00)	23-Jun-25	23-Jun-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260115 WB	1523695	USD	(90,000,000.00)	(90,000,000.00)	3-Dec-25	3-Dec-25	15-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1564088	USD	(100,000,000.00)	(100,000,000.00)	27-Jan-26	27-Jan-26	6-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1484933	USD	(40,000,000.00)	(40,000,000.00)	5-Nov-25	5-Nov-25	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1555726	USD	(60,000,000.00)	(60,000,000.00)	16-Jan-26	22-Jan-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1561932	USD	(20,000,000.00)	(20,000,000.00)	22-Jan-26	22-Jan-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1375691	USD	(100,000,000.00)	(100,000,000.00)	23-Jun-25	23-Jun-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1382673	USD	(100,000,000.00)	(100,000,000.00)	1-Jul-25	1-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1430620	USD	(100,000,000.00)	(100,000,000.00)	3-Sep-25	4-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1436450	USD	(100,000,000.00)	(100,000,000.00)	9-Sep-25	9-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260123 WB	1401699	USD	(62,500,000.00)	(62,500,000.00)	22-Jul-25	29-Jul-25	23-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1577711	USD	(100,000,000.00)	(100,000,000.00)	17-Feb-26	17-Feb-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260225 WB	1582480	USD	(200,000,000.00)	(200,000,000.00)	18-Feb-26	18-Feb-26	25-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1383668	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-25	3-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1384132	USD	(100,000,000.00)	(100,000,000.00)	7-Jul-25	7-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1449044	USD	(100,000,000.00)	(100,000,000.00)	25-Sep-25	25-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260105 WB	1490483	USD	(1,000,000.00)	(1,000,000.00)	10-Nov-25	12-Nov-25	5-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260105 WB	1519118	USD	(242,400,000.00)	(242,400,000.00)	25-Nov-25	25-Nov-25	5-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260105 WB	1538702	USD	(58,200,000.00)	(58,200,000.00)	17-Dec-25	17-Dec-25	5-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1388572	USD	(100,000,000.00)	(100,000,000.00)	8-Jul-25	8-Jul-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260122 WB	1493426	USD	(60,000,000.00)	(60,000,000.00)	17-Nov-25	21-Nov-25	22-Jan-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260123 WB	1458114	USD	(5,000,000.00)	(5,000,000.00)	7-Oct-25	8-Oct-25	23-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260123 WB	1479714	USD	(50,000,000.00)	(50,000,000.00)	28-Oct-25	29-Oct-25	23-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260123 WB	1500370	USD	(55,000,000.00)	(55,000,000.00)	21-Nov-25	21-Nov-25	23-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1383666	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-25	3-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1384133	USD	(100,000,000.00)	(100,000,000.00)	7-Jul-25	7-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1480467	USD	(50,000,000.00)	(50,000,000.00)	29-Oct-25	31-Oct-25	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1389315	USD	(100,000,000.00)	(100,000,000.00)	9-Jul-25	9-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1404870	USD	(100,000,000.00)	(100,000,000.00)	28-Jul-25	28-Jul-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1450595	USD	(100,000,000.00)	(100,000,000.00)	29-Sep-25	29-Sep-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1452185	USD	(100,000,000.00)	(100,000,000.00)	1-Oct-25	1-Oct-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1458802	USD	(150,000,000.00)	(150,000,000.00)	8-Oct-25	8-Oct-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260108 WB	1353520	USD	(25,000,000.00)	(25,000,000.00)	28-May-25	29-May-25	8-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1447796	USD	(30,000,000.00)	(30,000,000.00)	23-Sep-25	24-Sep-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1447797	USD	(10,000,000.00)	(10,000,000.00)	23-Sep-25	24-Sep-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1258554	USD	(100,000,000.00)	(100,000,000.00)	29-Jan-25	30-Jan-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1388574	USD	(100,000,000.00)	(100,000,000.00)	8-Jul-25	8-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1389934	USD	(100,000,000.00)	(100,000,000.00)	10-Jul-25	10-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1498039	USD	(50,000,000.00)	(50,000,000.00)	18-Nov-25	18-Nov-25	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1539632	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-25	18-Dec-25	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260113 WB	1547081	USD	(200,000,000.00)	(200,000,000.00)	5-Jan-26	7-Jan-26	13-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1382675	USD	(100,000,000.00)	(100,000,000.00)	1-Jul-25	1-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1383669	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-25	3-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1394168	USD	(100,000,000.00)	(100,000,000.00)	16-Jul-25	16-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1399969	USD	(200,000,000.00)	(200,000,000.00)	18-Jul-25	21-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1560493	USD	(300,000,000.00)	(300,000,000.00)	20-Jan-26	20-Jan-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1492201	USD	(15,000,000.00)	(15,000,000.00)	13-Nov-25	13-Nov-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1492203	USD	(20,000,000.00)	(20,000,000.00)	13-Nov-25	13-Nov-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1492204	USD	(15,000,000.00)	(15,000,000.00)	13-Nov-25	13-Nov-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260310 WB	1575983	USD	(1,000,000.00)	(1,000,000.00)	11-Feb-26	13-Feb-26	10-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260108 WB	1538700	USD	(14,000,000.00)	(14,000,000.00)	17-Dec-25	19-Dec-25	8-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260108 WB	1538701	USD	(25,000,000.00)	(25,000,000.00)	17-Dec-25	22-Dec-25	8-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1389933	USD	(100,000,000.00)	(100,000,000.00)	10-Jul-25	11-Jul-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1401700	USD	(62,500,000.00)	(62,500,000.00)	22-Jul-25	29-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1402880	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-25	25-Jul-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260210 WB	1439258	USD	(100,000,000.00)	(100,000,000.00)	15-Sep-25	16-Sep-25	10-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260210 WB	1491230	USD	(25,000,000.00)	(25,000,000.00)	12-Nov-25	12-Nov-25	10-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260219 WB	1484934	USD	(40,000,000.00)	(40,000,000.00)	5-Nov-25	5-Nov-25	19-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1564083	USD	(300,000,000.00)	(300,000,000.00)	27-Jan-26	27-Jan-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260220 WB	1567308	USD	(50,000,000.00)	(50,000,000.00)	2-Feb-26	2-Feb-26	20-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260313 WB	1498042	USD	(85,000,000.00)	(85,000,000.00)	18-Nov-25	21-Nov-25	13-Mar-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260121 WB	1458803	USD	(30,000,000.00)	(30,000,000.00)	8-Oct-25	8-Oct-25	21-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260121 WB	1491226	USD	(25,000,000.00)	(25,000,000.00)	12-Nov-25	17-Nov-25	21-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1430618	USD	(100,000,000.00)	(100,000,000.00)	3-Sep-25	4-Sep-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1446864	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-25	22-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1448438	USD	(18,653,000.00)	(18,653,000.00)	24-Sep-25	25-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1449735	USD	(75,000,000.00)	(75,000,000.00)	26-Sep-25	26-Sep-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260210 WB	1519124	USD	(13,000,000.00)	(13,000,000.00)	25-Nov-25	28-Nov-25	10-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1449736	USD	(150,000,000.00)	(150,000,000.00)	26-Sep-25	26-Sep-25	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1484192	USD	(100,000,000.00)	(100,000,000.00)	4-Nov-25	4-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1490480	USD	(50,000,000.00)	(50,000,000.00)	10-Nov-25	13-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260313 WB	1576593	USD	(129,000,000.00)	(129,000,000.00)	12-Feb-26	12-Feb-26	13-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1383670	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-25	3-Jul-25	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1446861	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-25	22-Sep-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1490482	USD	(40,000,000.00)	(40,000,000.00)	10-Nov-25	12-Nov-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1439257	USD	(100,000,000.00)	(100,000,000.00)	15-Sep-25	16-Sep-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260130 WB	1480466	USD	(15,000,000.00)	(15,000,000.00)	29-Oct-25	29-Oct-25	30-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1493427	USD	(25,000,000.00)	(25,000,000.00)	17-Nov-25	17-Nov-25	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1500367	USD	(25,000,000.00)	(25,000,000.00)	21-Nov-25	26-Nov-25	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1555725	USD	(25,000,000.00)	(25,000,000.00)	16-Jan-26	21-Jan-26	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1519122	USD	(36,000,000.00)	(36,000,000.00)	25-Nov-25	25-Nov-25	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566620	USD	(25,000,000.00)	(25,000,000.00)	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1492202	USD	(39,000,000.00)	(39,000,000.00)	13-Nov-25	14-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1499245	USD	(40,000,000.00)	(40,000,000.00)	19-Nov-25	19-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1319549	USD	(25,000,000.00)	(25,000,000.00)	16-Apr-25	17-Apr-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1327797	USD	(100,000,000.00)	(100,000,000.00)	23-Apr-25	24-Apr-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1406219	USD	(100,000,000.00)	(100,000,000.00)	30-Jul-25	30-Jul-25	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1500371	USD	(17,130,000.00)	(17,130,000.00)	21-Nov-25	25-Nov-25	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260224 WB	1564086	USD	(16,000,000.00)	(16,000,000.00)	27-Jan-26	27-Jan-26	24-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1426266	USD	(100,000,000.00)	(100,000,000.00)	26-Aug-25	27-Aug-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566621	USD	(25,000,000.00)	(25,000,000.00)	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566622	USD	(25,000,000.00)	(25,000,000.00)	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1566623	USD	(25,000,000.00)	(25,000,000.00)	30-Jan-26	30-Jan-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1576595	USD	(149,500,000.00)	(149,500,000.00)	12-Feb-26	12-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1583714	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-26	20-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1584206	USD	(130,000,000.00)	(130,000,000.00)	23-Feb-26	23-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260302 WB	1584986	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-26	24-Feb-26	2-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1500369	USD	(8,600,000.00)	(8,600,000.00)	21-Nov-25	24-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260306 WB	1519121	USD	(50,000,000.00)	(50,000,000.00)	25-Nov-25	25-Nov-25	6-Mar-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1399967	USD	(3,900,000.00)	(3,900,000.00)	18-Jul-25	22-Jul-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1446195	USD	(45,000,000.00)	(45,000,000.00)	19-Sep-25	22-Sep-25	2-Jan-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1520733	USD	(100,000,000.00)	(100,000,000.00)	26-Nov-25	26-Nov-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1528485	USD	(100,000,000.00)	(100,000,000.00)	5-Dec-25	5-Dec-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1528993	USD	(200,000,000.00)	(200,000,000.00)	8-Dec-25	8-Dec-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1528995	USD	(200,000,000.00)	(200,000,000.00)	8-Dec-25	8-Dec-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1533924	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-25	17-Dec-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1533925	USD	(50,000,000.00)	(50,000,000.00)	16-Dec-25	16-Dec-25	2-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260205 WB	1533926	USD	(5,000,000.00)	(5,000,000.00)	16-Dec-25	16-Dec-25	5-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260217 WB	1528489	USD	(10,951,000.00)	(10,951,000.00)	5-Dec-25	5-Dec-25	17-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1438042	USD	(100,000,000.00)	(100,000,000.00)	11-Sep-25	11-Sep-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1452186	USD	(100,000,000.00)	(100,000,000.00)	1-Oct-25	1-Oct-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1383141	USD	(100,000,000.00)	(100,000,000.00)	2-Jul-25	2-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1389932	USD	(100,000,000.00)	(100,000,000.00)	10-Jul-25	10-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260114 WB	1450596	USD	(200,000,000.00)	(200,000,000.00)	29-Sep-25	29-Sep-25	14-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260202 WB	1561346	USD	(19,455,000.00)	(19,455,000.00)	21-Jan-26	23-Jan-26	2-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260217 WB	1573714	USD	(100,000,000.00)	(100,000,000.00)	6-Feb-26	6-Feb-26	17-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1475531	USD	(100,000,000.00)	(100,000,000.00)	20-Oct-25	21-Oct-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1479715	USD	(50,000,000.00)	(50,000,000.00)	28-Oct-25	28-Oct-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1393497	USD	(60,000,000.00)	(60,000,000.00)	15-Jul-25	18-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1406220	USD	(100,000,000.00)	(100,000,000.00)	30-Jul-25	30-Jul-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448432	USD	(15,000,000.00)	(15,000,000.00)	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448436	USD	(15,000,000.00)	(15,000,000.00)	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448439	USD	(15,000,000.00)	(15,000,000.00)	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1448440	USD	(20,000,000.00)	(20,000,000.00)	24-Sep-25	24-Sep-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1449043	USD	(25,000,000.00)	(25,000,000.00)	25-Sep-25	25-Sep-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1491229	USD	(20,000,000.00)	(20,000,000.00)	12-Nov-25	12-Nov-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1499241	USD	(15,000,000.00)	(15,000,000.00)	19-Nov-25	19-Nov-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1404865	USD	(200,000,000.00)	(200,000,000.00)	28-Jul-25	29-Jul-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1483336	USD	(100,000,000.00)	(100,000,000.00)	3-Nov-25	5-Nov-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1530060	USD	(30,500,000.00)	(30,500,000.00)	9-Dec-25	9-Dec-25	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260226 WB	1547080	USD	(5,000,000.00)	(5,000,000.00)	5-Jan-26	9-Jan-26	26-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1409038	USD	(100,000,000.00)	(100,000,000.00)	5-Aug-25	5-Aug-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1452184	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-25	1-Oct-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1452188	USD	(20,000,000.00)	(20,000,000.00)	1-Oct-25	1-Oct-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260114 WB	1479718	USD	(60,000,000.00)	(60,000,000.00)	28-Oct-25	28-Oct-25	14-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260114 WB	1491225	USD	(30,000,000.00)	(30,000,000.00)	12-Nov-25	12-Nov-25	14-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260115 WB	1374395	USD	(200,000,000.00)	(200,000,000.00)	18-Jun-25	20-Jun-25	15-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1552779	USD	(74,000,000.00)	(74,000,000.00)	9-Jan-26	9-Jan-26	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1499242	USD	(15,000,000.00)	(15,000,000.00)	19-Nov-25	19-Nov-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1499243	USD	(15,000,000.00)	(15,000,000.00)	19-Nov-25	19-Nov-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1499244	USD	(15,000,000.00)	(15,000,000.00)	19-Nov-25	19-Nov-25	29-Jan-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1528487	USD	(65,602,000.00)	(65,602,000.00)	5-Dec-25	5-Dec-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1528999	USD	(25,000,000.00)	(25,000,000.00)	8-Dec-25	10-Dec-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260129 WB	1530061	USD	(30,500,000.00)	(30,500,000.00)	9-Dec-25	9-Dec-25	29-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1436449	USD	(100,000,000.00)	(100,000,000.00)	9-Sep-25	9-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1458115	USD	(5,000,000.00)	(5,000,000.00)	7-Oct-25	7-Oct-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1518420	USD	(200,000,000.00)	(200,000,000.00)	24-Nov-25	24-Nov-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260109 WB	1519126	USD	(15,000,000.00)	(15,000,000.00)	25-Nov-25	25-Nov-25	9-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1479717	USD	(8,776,000.00)	(8,776,000.00)	28-Oct-25	29-Oct-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260116 WB	1533928	USD	(200,000,000.00)	(200,000,000.00)	16-Dec-25	16-Dec-25	16-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260126 WB	1561350	USD	(150,000,000.00)	(150,000,000.00)	21-Jan-26	21-Jan-26	26-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1445509	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-25	18-Sep-25	13-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260213 WB	1445511	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-25	18-Sep-25	13-Feb-26
Sub-total Maturing Borrowings				(15,942,968,000.00)	(15,942,968,000.00)

Total Maturing Borrowings					(15,973,259,403.30)